FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Energy Metals Corporation
Suite 1238 – 200 Granville Street
Vancouver, B.C., V6C 3E8

Item 2 - Date of Material Change:

June 3, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated via Canadian Newswire on June 4, 2007, and the news release attached hereto as Schedule "B" was disseminated via Canadian Newswire on June 7, 2007.

Item 4 – Summary of Material Change:

sxr Uranium One Inc. ("Uranium One") and Energy Metals Corporation ("EMC") have signed a definitive agreement whereby Uranium One will acquire all of the shares of EMC under a statutory plan of arrangement.

EMC shareholders will receive 1.15 common shares of Uranium One for each issued share of EMC, representing a value of C$19.12 per share based upon the closing price of Uranium One on the TSX on June 1, 2007. This represents a 28% premium to the 20 day volume weighted average trading prices of Uranium One's and EMC's shares on the TSX for the period ending May 17, 2007, the day before EMC announced that it had entered into exclusive negotiations with respect to a potential sale of the company.

The transactions contemplated by the agreement have been unanimously approved by the Boards of Directors of each of Uranium One and EMC. A notice of meeting, management information circular and related materials will be mailed to EMC shareholders and option holders as soon as practicable. Closing of the transaction will require approval by a two-thirds majority of holders of EMC common shares and options, voting together, as well as applicable regulatory approvals. The EMC meeting to be held to obtain these approvals is expected to take place in late July 2007. Assuming timely receipt of all applicable regulatory approvals, closing of the transaction is expected to occur shortly thereafter.

The Board of Directors of EMC has determined that this transaction is in the best interests of EMC shareholders. GMP Securities LP has provided an opinion to the directors of EMC that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of EMC.

EMC has agreed to pay a break fee to Uranium One of C$55 million. EMC has also provided Uranium One with certain other customary rights, including a right to match competing offers.

In addition to customary conditions, Uranium One has a due diligence out in its favour related to title to EMC's material properties ending June 25, 2007.

Senior officers and directors of EMC have agreed to vote their common shares and options, representing 5% of EMC's basic shares outstanding, in favour of the transaction.

In accordance with the terms of its outstanding warrants, EMC has notified holders of such warrants that they are required to exercise those warrants prior to July 6, 2007.

Item 5 – Full Description of Material Change:

See attached Schedule "A" containing the news release dated June 4, 2007, Schedule "B" containing the news release dated June 7, 2007 and Schedule "C" containing the Combination Agreement between EMC and Uranium One, dated June 3, 2007.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer:

The following senior officer of the Company is knowledgeable about the material change:

Paul Matysek, Chief Executive Officer
Tel: (604) 684-9007

Item 9 – Date of Report:

June 8, 2007.

SCHEDULE "A"

sxr Uranium One Inc.	Energy Metals Corporation
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols:	SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE

June 4, 2007

Uranium One Announces Definitive Agreement to Acquire Energy Metals Corporation

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – sxr Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) are pleased to announce that the two companies have signed a definitive agreement whereby Uranium One will acquire all of the shares of EMC. The acquisition will dramatically enhance Uranium One’s asset portfolio in the United States and solidify the new Uranium One’s ability to build a leading U.S. uranium producer.

Under the terms of the agreement, EMC shareholders will receive 1.15 common shares of Uranium One for each issued share of EMC, representing a value of C$19.12 per share based upon the closing price of Uranium One on the TSX on June 1, 2007. This represents a 28% premium to the 20 day volume weighted average trading prices of Uranium One’s and EMC’s shares on the TSX for the period ending May 17, 2007, the day before EMC announced that it had entered into exclusive negotiations with respect to a potential sale of the company.

The acquisition of EMC is consistent with Uranium One’s value-accretive external growth strategy and will consolidate Uranium One’s position in the United States. On a pro forma basis, Uranium One will have:

  a fully diluted market capitalization of US$7.8 billion and improved liquidity a strong balance sheet with a combined cash balance of US$678 million (includes proceeds from in the money warrants and options)
  a balanced and geographically diversified portfolio of reserves and resources the second largest uranium reserve and resource base in the world in terms of publicly traded, pure play uranium companies two producing mines and a pipeline of nine projects with the potential to deliver year-on-year growth in production out to 2013 a low cost production base with 70% of production from in situ recovery (ISR)
  a combined uranium sales contract book that is unhedged and provides investors with significant exposure to any further uranium price increases the most comprehensive ISR and conventional mining team with the capacity to deliver on the combined company’s production growth profile

Commenting on the proposed acquisition, Neal Froneman, Uranium One President and CEO said:

“With our solid position in Kazakhstan and South Africa, the acquisition of EMC fits in perfectly with our stated strategy of value-accretive external growth and our focus on growth in the United States. The combination of Uranium One and EMC will create a powerhouse in the United States uranium sector with the potential to become the domestic supplier of choice for U.S. utilities. Our combined portfolio of assets will be geographically diversified, with assets in the world’s top five uranium jurisdictions. The existing conventional mining and ISR expertise within Uranium One, coupled with the excellent technical team that EMC has built over the past several years will result in one of the industry’s leading technical teams, with the necessary expertise to deliver on development and growth opportunities in the United States.”

Paul Matysek, President and CEO of EMC added:

“The transaction provides our shareholders immediate exposure to uranium production and cash flow, while at the same time creating new avenues for growth. The addition of Uranium One’s technical team will augment our elite ISR staff and provide us with the ability to develop our U.S. conventional uranium assets, which are incremental to our current growth strategy. The new Uranium One’s significant resource base, strong balance sheet and proven management team will ensure that the company becomes one of the world’s leading diversified uranium producers. My colleagues and I at EMC look forward to continuing to play an important role in what I believe to be the fastest growing and most dynamic uranium company in the world.”

Summary of the Transaction

The business combination of Uranium One and EMC is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). After completion of the transaction, it is expected that current Uranium One shareholders will own approximately 79% of the combined company and current EMC shareholders will own approximately 21%.

The combination has been unanimously approved by the Boards of Directors of each of Uranium One and EMC. A notice of meeting, management information circular and related materials will be mailed to EMC shareholders and option holders as soon as practicable. Closing of the transaction will require approval by a two-thirds majority of holders of EMC common shares and option holders, voting together, as well as applicable regulatory approvals. The EMC shareholder vote is expected to take place in late July 2007, and assuming timely receipt of all applicable regulatory approvals, closing of the transaction is expected to occur shortly thereafter.

The Board of Directors of EMC has determined that this transaction is in the best interests of EMC shareholders. GMP Securities LP has provided an opinion to the Board of Directors of EMC that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of EMC.

EMC has agreed to pay a break fee to Uranium One of C$55 million. EMC has also provided Uranium One with certain other customary rights, including a right to match competing offers.

In addition to customary conditions, Uranium One has a 21-day due diligence out in its favour related to title to EMC’s material properties ending June 25, 2007.

Senior officers and directors of EMC have agreed to vote in favour of the transaction, representing 5% of EMC’s basic shares outstanding.

Management Team and Board of Directors

Upon completion of the acquisition, EMC Chairman William M. Sheriff will be appointed to the board of directors of Uranium One. Subject to Uranium One shareholder approval to increase the number of directors, EMC will be entitled to nominate a second non-Canadian representative to the board of directors of Uranium One.

In addition, upon completion of the acquisition, Paul Matysek will continue to lead the EMC team and grow Uranium One’s business in the United States as Executive Vice President, Americas for Uranium One. William Lupien, a non-executive director of EMC, will be appointed to the board of directors of Aflease Gold.

Advisors and Counsel

Uranium One’s exclusive financial advisor is BMO Capital Markets and its legal counsel is Fasken Martineau DuMoulin LLP in Canada and Dorsey & Whitney LLP in the United States. EMC’s exclusive financial advisors are GMP Securities LP and its legal counsel is Stikeman Elliott LLP.

Conference Call and Webcast

A conference call will be held on Monday, June 4 2007 at 11:00 AM Eastern time to discuss the proposed transaction. A copy of the presentation will be made available on www.uranium1.com prior to the call.

Via Telephone:

The local dial-in number will be 416-340-2217. The North American toll free dial-in will be 1-866-696-5910. International participants must dial their international access code followed by 800-8989-6336. The passcode for the live call is 3225581 followed by the number sign.

A replay of the conference call will be available for one week at 416-695-5800 (local) or 1-800-408-3053 (North America toll free). The passcode for the replay is 3225581 followed by the number sign.

Via Webcast:

A live audio webcast of the call will be available at http://events.startcast.com/events/50/B0002

Key Assets of Energy Metals Corporation

EMC is a Canadian-based uranium company focused on growth in the United States. The company has embarked upon a growth strategy seeking to commence production from its assets in Texas and Wyoming and has amassed a large portfolio of U.S. uranium resources located throughout the western United States as outlined at the end of this press release.

Uranium One has projected annual production from EMC’s asset base in the United States of 8 to 10 million pounds by 2013 from six production centres. The key attributes of EMC include:

•	A significant U.S. resource base within a portfolio of advanced uranium projects:
	o	Attributable measured resources of 10.7 million pounds U3O8
	o	Attributable indicated resources of 49.7 million pounds U3O8
	o	Attributable inferred resources of 7.3 million pounds U3O8
	o	Attributable historical resources of 196.1 million pounds U3O8

	o	Significant potential to improve the confidence of existing resources and to expand resources through additional drilling
•	The Hobson ISR processing facility, located in Texas, which is currently undergoing refurbishment and an expansion in nameplate yellowcake capacity to approximately 1 million pounds U3O8 per year
•	Advanced ISR projects with several prospective conventional mining assets
•	Near-term ISR production visible assets:
	o	Advanced stage projects with expected first production from the Hobson facility in 2008
	o	In addition, in Uranium One’s view, projected production from Wyoming by 2010
•	Potential synergies between Uranium One’s Shootaring Mill and EMC’s projects in Utah:
	o	Three EMC properties within close proximity of the mill containing 2.1 million pounds U3O8 of indicated resources at Velvet and 8.8 million pounds U3O8 of historical resources

The key NI 43-101 compliant assets of EMC are described below.

South Texas Mining Venture

The South Texas Mining Venture (“STMV”) holds EMC’s interests in the Hobson ISR processing facility and the La Palangana property located on the South Texas Uranium Belt. EMC owns 99% of STMV and 1% is held by Everest Exploration Inc. The La Palangana wellfield is being prepared as a projected satellite ISR deposit to the Hobson Plant. The Hobson plant is currently being refurbished to make use of modern processing technology, as well as doubling annual throughput capacity to approximately 1 million pounds U3O8 .

The Hobson plant is located in Karnes County in southern Texas, approximately 80 kilometres southeast of San Antonio. The plant was constructed by Everest Exploration in 1978 and commenced commercial production of U3O8  in 1979 at a rate of 250,000 pounds per year from the adjacent Moczygemba ISR deposit. As production from Moczygemba decreased, the Hobson facility was modified to enable it to accept feed in the form of loaded ion exchange resin from satellite deposits. Nameplate capacity was increased to 500,000 pounds U3O8  in 1984, with peak production of 600,000 pounds of U3O8  achieved in 1986. The Hobson facility was placed on care and maintenance from 1988 due to depressed uranium prices at that time.

The La Palangana deposit is located approximately 160 kilometres south of the Hobson processing facility and consists of two leases covering a total of 2,500 hectares. An inferred resource of 1.9 million tons grading 0.15% U3O8  containing 5.7million pounds has been estimated at La Palangana with the potential to increase this resource base through additional drilling at the property (a technical report on the Palangana and Hobson Uranium In-Situ Leach Project located in Duval and Karnes Counties, Texas was prepared for Standard Uranium Inc, by Robert E. Blackstone, P.G. on November 10, 2005). A confirmatory drill program is underway with six drill rigs at the project. As of April 2, 2007 a total of 474 holes have been drilled since July 2006 totalling 188,619 feet.

CCC Group Inc. of San Antonio has been awarded the construction contract for new and renovated facilities at Hobson. Mobilization and site specific safety training for their crews has commenced. All baseline water quality wells are now installed at La Palangana and water quality sampling of these wells is ongoing.

Wyoming

EMC controls approximately 240,000 acres of uranium claims and leases in the state of Wyoming located in the Great Divide, Powder River and Shirley Basins:

  Over 60% of the Great Divide Basin’s uranium deposits are amenable to ISR mining methods
  10 advanced stage project areas with historical resources within the Great Divide Basin
  3 advanced stage project areas with historical resources in the Powder River Basin
  2 projects in the Shirley Basin

Great Divide Basin

The Red Rim property comprises 405 hectares and is located in the southeast portion of the Great Divide Basin, in Carbon County, 32 kilometres southwest of Rawlins. In 1981, Union Carbide conducted an exploration program on the property. Economic studies carried out at that time were conceptual and were based on conventional underground mining techniques. Uranium mineralization on the property is located in the lowest sandstone unit of the Fort Union Formation, bounded by a shale unit above and by the Lance Formation below, and varies from approximately 305 metres to 730 metres below surface. The company has acquired the data logs of the historical exploration work completed on the property and, based on this information, a NI 43-101 compliant resource was estimated at 337,000 tons at 0.17% eU3O8 containing 1.1 million pounds of U3O8  in the indicated category, and 473,000 tons at 0.16% eU3O8  containing 1.5 million pounds of U3O8 in the inferred category (43-101 Mineral Resource Report, Red Rim Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., June 14, 2006). These estimates used a 0.25 grade-thickness cut-off. No follow-up drilling by EMC has been conducted on the property to date.

The Jab property is located 19 kilometres from the Sweetwater Mill, in Sweetwater County, and covers approximately 850 hectares. During the 1970's, Union Carbide conducted an extensive exploration program that identified two mineralized zones on the property. Union Carbide completed feasibility studies and intended to construct an open-pit mine and heap leach to extract the uranium. Union Carbide submitted an application for a mining permit from the state regulators but did not proceed with the project due to declining uranium prices. Union Carbide eventually abandoned the property in the early 1980's. The mineralization on the property is comparatively shallow, where the upper zone ranges from 12 metres to 45 metres below surface, and the lower zone ranges from 45 metres to 80 metres below surface. Based on the historical data available, the estimated NI 43-101 compliant measured resource for the project is 2.2 million tons with an average grade of 0.073% containing 3.2 million pounds of U3O8  and the estimated NI 43-101 indicated resource for the project is 0.2 million tons with an average grade of 0.070% containing 0.3 million pounds of U3O8  at a 0.25 grade-thickness cut-off (43-101 Mineral Resource Report, Jab Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., July 14, 2006).

Powder River Basin

At the Moore Ranch project, a measured resource of 2.95 million tons grading 0.10% eU3O8  containing 5.88 million pounds at a 0.25 grade-thickness cut-off has been estimated. An additional inferred resource of 43,600 tons grading 0.102% eU3O8 containing 90,000 pounds has also been estimated (43-101 Mineral Resource Report, Moore Ranch Uranium Project, Campbell County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). The Moore Ranch project was extensively explored from the 1970’s through the mid-1980’s with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. All baseline studies are on track to be completed by the end of August 2007. Work continues on other portions of the State and NRC License Applications and the final applications are anticipated to be submitted at the end of October 2007.

At the Peterson Ranch project, mineralization occurs as a roll-front type deposit, which is typical of mineralization in this region and is amenable to ISR mining methods. Exploration was previously completed on the property during the late 1970's and into the mid-1980's. All historical drill data is available and has been used to estimate a NI 43-101 measured resource base of 0.9 million tons grading 0.088% U3O8 containing 1.6million pounds and an indicated resource base of 0.1 million tons grading 0.119% U3O8 containing 0.3 million pounds at a 0.25 grade thickness cut-off (43-101 Mineral Resource Report, Peterson Uranium Project, Converse County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). Ore delineation is ongoing at Peterson Ranch with two drill rigs.

New Mexico

The Crownpoint 19 and Crownpoint 29 properties are located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and just to the west of the small town of Crownpoint. The Crownpoint 24 property is located just to the west of the town of Crownpoint. EMC has an option to acquire up to 80% in Crownpoint 19 and Crownpoint 29 from NZ Uranium, LLC which owns 100% of these properties. EMC also has an option to acquire an 80% interest in NZ Uranium, LLC’s 60% stake in Crownpoint 24 which would result in EMC’s stake being a 48% interest in this property. Hydro Resources Inc. (HRI) owns the remaining 40% stake in Crownpoint 24. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the Crownpoint properties in the 1970's, investigating the uranium mineralization with the goal of developing a mining operation. Conoco completed at least 325 rotary and diamond core drill holes on the Crownpoint 19 and Crownpoint 29 properties and at least 157 rotary and diamond drill holes on the Crownpoint 24 property. Conoco and HRI completed a pre-feasibility study defining a significant U3O8  resource.Uranium mineralization at the Crownpoint projects is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in the pre-feasibility study for Crownpoint 19 is 2.8 million tons at a grade of 0.091% containing 5.6 million pounds of U3O8  at a 0.04% U3O8 cut-off grade on a 100% basis. The indicated resource estimate for the western half of Crownpoint 29 is 4.3 million tons at an average grade of 0.086% containing 8.0 million pounds of U3O8  using a 0.04% U3O8 cut-off grade on a 100% basis. The indicated resource estimate for Crownpoint 24 is 4.8 million tons at an average grade of 0.104% containing 10.0 million pounds of U3O8  using a 0.04% U3O8 cut-off grade on a 100% basis.Studies completed by HRI indicate that an in situ leach rate of recovery of 70% to 75% is probable (Technical Report on Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., March 2, 2006).

The Hosta Butte project is located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and approximately 5 miles to the south of the town of Crownpoint. EMC has the option to acquire up to 80% of the Hosta Butte project from NZ Uranium, LLC, the 100% owner of the property. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the intention of developing a mining operation. Conoco completed at least 133 rotary and diamond core drill holes in the area of the resource. Conoco and Hydro Resources Inc. (HRI) completed a pre-feasibility study defining a significant U3O8 resource. Uranium mineralization at Hosta Butte is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource (on a 100% basis) calculated in this study for the Hosta Butte property is 6.6 million tons at an average grade of 0.112% U3O8  containing 14.8 million pounds of U3O8 , using a 0.04% U3O8  cut-off grade (Technical Report of the Hosta Butte Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., April 18, 2006).

Utah

The Section 2 portion of the Velvet project was extensively explored during the 1970’s with the principal exploratory work and drilling completed by Atlas Minerals and additional drilling completed by Minerals Recovery Corporation (MRC). The drilling was completed adjacent to Atlas Minerals’ Velvet Mine which was mined in Section 3 up to the property line with EMC’s current mineral holdings in Section 2. Atlas and MRC conducted extensive drilling on the lands currently held by EMC including the delineation of four mineralized areas with drilling on a rough grid of approximately 100 foot centers. The available data includes radiometric data from some 173 drill holes completed on the property. The Velvet Mine operated by Atlas Minerals on Section 3 produced approximately 400,000 tons of ore at grades of 0.46% U3O8  and 0.64% V2O5 (approximately 4 million pounds of U3O8  and 5 million pounds V2O5) during the period from 1979 to 1984. The indicated resource estimate for EMC’s Velvet project is 306,000 tons grading 0.34% U3O8  containing 2.1 million pounds of U3O8  at a 0.50% grade thickness cut-off (43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah. Prepared for Energy Metals by BRS Inc., March 19, 2007).

Oregon

The Aurora property is located in southern Oregon approximately three miles from the Nevada border and approximately 10 miles west of the small border town of McDermitt, Nevada. Placer Amex conducted an extensive exploration and evaluation program on the property from 1977 through to 1980, investigating the uranium mineralization with the goal of developing a conventional mining operation. Placer Amex and the previous owner, Locke Jacobs, completed at least 562 rotary and diamond core drill holes, of which 530 are included in the resource calculation. Uranium mineralization is hosted in clay altered volcanic flows and tuffs within the McDermitt Caldera complex. The mineralization represents both primary and secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. A NI 43-101 compliant indicated resource has been estimated at 17.69 million tons at an average grade of 0.0518% U3O8  containing 18.3 million pounds of uranium using a 0.03% U3O8 cutoff grade. The mineralization averages approximately 20 feet in thickness and is distributed amongst multiple, nearly horizontal horizons ranging from 5 to over 100 feet in true thickness. Studies completed by Placer Amex in 1979 indicate recoveries of at least 85% are possible (Technical Report of the Aurora Uranium Project, Malheur County, Oregon. Prepared by Gregory Myers, Ph.D., P.Geo., September 1, 2005).

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Neal Froneman	Paul Matysek, M.Sc., P. Geo.
Chief Executive Officer	Chief Executive Officer
sxr Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: + 1 604 684-9007

Chris Sattler	William M. Sheriff, B.Sc.
Senior Vice President, Investor Relations	Chairman
sxr Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: +1 972 333-2214

Table 1 – Energy Metals NI 43-101 Compliant Resources

		Deposit Totals				EMC Share	NI-43-101 Resources described in News Release or Technical Reports Dated:
Project	State	Tons	U3 O8 Grade	U3 O8	Ownership	U3 O8
		(000’s)	(%)	(lbs 000’s)	(%)	(lbs 000’s)

Measured Resources

Moore Ranch	WY	2,950	0.100	5,880	100	5,880	NR, July 20, 2006
Peterson Ranch	WY	896	0.088	1,576	100	1,576	NR, July 19, 2006
Jab	WY	2,210	0.073	3,233	100	3,233	NR ,Oct 13, 2006
Sub-Total Measured		6,056	0.088	10,689		10,689

Indicated Resources

Peterson Ranch	WY	110	0.119	262	100	262	NR, July 19, 2006
Red Rim	WY	337	0.170	1,142	100	1,142	NR, July 14, 2006
Jab	WY	231	0.070	325	100	325	NR, Oct 13, 2006
Crownpoint 19	NM	2,800	0.091	5,634	80	4,507	TR, April 7, 2006
Crownpoint 29	NM	4,260	0.086	8,038	80	6,430	TR, April 7, 2006
Crownpoint 24	NM	4,750	0.104	9,966	48	4,784	TR, March 2, 2006
Hosta Butte	NM	6,598	0.112	14,822	80	11,858	TR, April 18, 2006
Velvet	UT	306	0.340	2,082	100	2,082	NR, March 20, 2007

Aurora	OR	17,690	0.052	18,300	100	18,300	TR, Sept 1, 2005
Sub-Total Indicated		37,082	0.080	60,571		49,690

Inferred Resources

Moore Ranch	WY	44	0.102	89	100	89	NR, July 20, 2006
Red Rim	WY	473	0.163	1,539	100	1,539	NR, July 14, 2006
La Palangana	TX	1,906	0.150	5,701	99	5,643	TR, Nov 10, 2005
Sub-Total Inferred		2,423	0.152	7,329		7,271

Table 2 – Energy Metals Historical Resources (see Cautionary Statement)

	Deposit Total		EMC Share	Described in News Release Dated:
Project	U3 O8 (lbs 000’s)	Ownership (%)	(U3 O8 lbs 000’s)

Wyoming

Allemand-Ross	7,800	100	7,800	Jul 20, 2006
AC Block	9,000	100	9,000	Feb 23, 2005
Antelope	15,000	100	15,000	Oct 25, 2004
Barge	9,000	100	9,000	Mar 26, 2007
BL Block	700	100	700	Feb 18, 2005
CD Block	1,500	100	1,500	Feb 18, 2005
Cyclone	2,100	100	2,100	Oct 25, 2004
DW Block	12,000	100	12,000	Feb 23, 2005
EC Block	4,000	100	4,000	Feb 23, 2005
JK Block	3,500	100	3,500	Feb 23, 2005
KM & KME Blocks	3,000	100	3,000	Feb 18, 2005
OZ Block	2,000	100	2,000	Feb 23, 2005
RM Block	4,000	100	4,000	Feb 18, 2005
Twin Buttes	5,000	100	5,000	Oct 25, 2004
Western Sheep	3,000	100	3,000	Oct 25, 2004
Nine Mile	9,000	100	9,000	June 9, 2005
Total Wyoming	90,600		90,600

Utah

San Rafael	2,000	100	2,000	Aug 22, 2006
Velvet	3,300	100	3,300	Jul 20, 2004
Frank M	3,500	100	3,500	Sep 26, 2004
Total Utah	8,800		8,800

New Mexico

Nose Rock	8,000	100	8,000	Dec 6, 2005
Total New Mexico	8,000		8,000

Colorado

Hanson Creek	28,970	39	11,298	Jul 11, 2006

Coyote Basin	35,400	100	35,400	Oct 5, 2006
Maybell	40,000	100	40,000	April 6, 2005
Total Colorado	104,370		86,698

Arizona

Wate	2,000	100	2,000
Total Arizona	2,000		2,000

Total Historical Resources	213,770		196,098

All historical resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and certain other information. The historical estimates should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Neither EMC nor Uranium One has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation.

Where to Find Additional Information About the Proposed Transaction

Subject to the terms and conditions set forth in the definitive agreement, EMC intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed transaction, and Uranium One intends to file a registration statement and prospectus with the SEC, including the EMC management information circular and related materials, relating to the proposed transaction. Investors and shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the EMC management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Uranium One at the address for Uranium One set forth in this press release. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

Other Matters and Cautionary Statement

Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Uranium One and EMC. These technical reports are available under the profiles of Uranium One and UrAsia Energy Ltd., in the case of Uranium One, and EMC at www.sedar.com and provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This press release uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States readers are advised that while these terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein with respect to EMC’s resources has been reviewed on behalf of EMC by Dr. Art Ettlinger M.Sc., Ph.D., P. Geo. and, Chief Geologist for EMC and a Qualified Person for the purposes of NI 43-101.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to EMC and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or EMC,are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in EMC’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com. For further information about EMC, please visit www.energymetalscorp.com.

SCHEDULE "B"

NEWS RELEASE
JUNE 7, 2007
NR 7-18

ENERGY METALS TO CALL OUTSTANDING WARRANTS

Vancouver, British Columbia, June 7, 2007: Energy Metals Corporation (TSX: EMC; NYSE Arca: EMU) announced today that it has sent written notice to its warrantholders requiring them to exercise their warrants on or before July 6, 2007 or forfeit their rights. Energy Metals is exercising its rights to call in the warrants in anticipation of the completion of sxr Uranium One’s proposed acquisition of Energy Metals.

The warrants were issued on April 6, 2006 and April 13, 2006 and provide that Energy Metals has the right, upon not less than 30 days written notice, to call in the warrants. Warrantholders may wish to consider exercising their rights, as all outstanding warrants of Energy Metals have an exercise price substantially lower than the current market price of the common shares of Energy Metals.

The exercise of all outstanding warrants will result in the issue of approximately 2,370,269 common shares for proceeds of approximately $15,385,000.

The warrants and the Energy Metals common shares issuable upon exercise of the warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and the warrants may not be exercised in the United States or by or on behalf of a U.S. person unless the exercise of the warrants and the issuance of the Energy Metals common shares upon such exercise are exempt from registration under the 1933 Act.

Energy Metals has been informed that sxr Uranium One plans to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act. Energy Metals anticipates that, if the acquisition of Energy Metals proceeds on that basis, certificates representing sxr Uranium One common shares issued to shareholders of Energy Metals that are not affiliates of Energy Metals or sxr Uranium One, and will not be affiliates of sxr Uranium One following the proposed transaction, in exchange for such persons’ Energy Metals common shares will not contain restrictive legends under the 1933 Act and will be freely tradable under the 1933 Act.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION

Subject to the terms and conditions set forth in the definitive agreement under which sxr Uranium One proposes to acquire Energy Metals, Energy Metals intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the SEC relating to the proposed transaction, and sxr Uranium One intends to file a registration statement and prospectus with the SEC, including the Energy Metals management information circular and related materials, relating to the proposed transaction. Investors and shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the Energy Metals management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to sxr Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario M5H 2Y2. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Energy Metals and sxr Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of sxr Uranium One or Energy Metals, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits;

dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in sxr Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in Energy Metal’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about sxr Uranium One, please visit www.uranium1.com. For further information about Energy Metals, please visit www.energymetalscorp.com.

SCHEDULE "C"

PRIVATE AND CONFIDENTIAL

June 3, 2007

Energy Metals Corporation
Suite 1238 - 200 Granville Street
Vancouver, BC V6C 1S4

Attention: Mr. William M. Sheriff, Chairman of the Board of Directors Dear Sirs:

Re:      Business Combination

Subject to the terms and conditions of this binding agreement, sxr Uranium One Inc. (“Uranium One”) is offering to acquire all of the outstanding common shares in the capital of Energy Metals Corporation (“EMC”) in exchange for common shares in the capital of Uranium One, in order to complete the business combination (the “Business Combination”) of Uranium One and EMC. Capitalized terms not otherwise defined herein will have the meanings ascribed to them in Schedule “A” hereto.

1.	Transaction Structure

	(a)	The Parties will complete the Business Combination (such date of completion being the “Effective Date” and time of completion on the Effective Date being the “Effective Time”) on the following basis:

(i)

each common share of EMC (each, an “EMC Common Share”) issued and outstanding immediately prior to the Effective Time will be exchanged for 1.15 common shares of Uranium One (“Uranium One Common Shares”);

(ii)

the Uranium One Common Shares to be issued to the EMC Securityholders pursuant to the Business Combination, including the Uranium One Common Shares to be issued upon exercise of the Replacement Options (the “Replacement Option Shares”) will be conditionally listed on the Toronto Stock Exchange (the “TSX”) and on the JSE Limited (the “JSE”) and such Uranium One Common Shares will not be subject to any statutory hold period under applicable securities laws in Canada (subject only to restrictions on control block distributions) or under applicable U.S. Securities Laws (except as provided under the 1933 Act, including Rule 145 thereunder, and, for the Replacement Option Shares, as provided under applicable U.S. state securities laws);

		(iii)	EMC will use commercially reasonable efforts to cause all unexercised warrants of EMC (the “EMC Warrants”) to be exercised for EMC Common Shares prior to the Effective Date pursuant to their terms;

(iv)

each EMC Option outstanding immediately prior to the Effective Time will be exchanged for an option granted by Uranium One (a “Replacement Option”) to purchase that number of Uranium One Common Shares that is equal to the number of EMC Common Shares that would otherwise have been issuable upon the exercise of such EMC Option immediately prior to the Effective Time multiplied by 1.15 at an exercise price per Uranium One Common Share equal to the exercise price per EMC Common Share of such EMC Option immediately prior to the Effective Time divided by 1.15, provided that (A) if the foregoing calculation results in a Replacement Option being exercisable for a number of Uranium One Common Shares that includes a fraction of a Uranium One Common Share, then the number of Uranium One Common Shares subject to such Replacement Option shall be rounded down to the next whole number of Uranium One Common Shares, (B) if the aggregate exercise price payable to acquire the Uranium One Common Shares under the Replacement Option includes a fraction of a cent, then such aggregate exercise price under such Replacement Option shall be rounded up to the next whole cent, and (C) all other terms and conditions of such Replacement Option, including as to vesting and expiry, will be the same as the terms of the EMC Option exchanged therefor; and

(v)

prior to the Effective Time, EMC shall: (A) cause all unvested EMC Options, except for EMC Options granted after March 1, 2007 and EMC Options owned by Paul Matysek, William Sheriff and William Lupien, to become vested; and (B) further amend the EMC Options to provide that EMC Options held by (i) the persons identified in EMC’s Disclosure Letter who have provided the resignations contemplated by subsection 8(w) hereof and (ii) the Persons whose office or employment with EMC or Uranium One is eliminated or terminated (constructively or expressly, but other than for just cause) within six months following the Effective Date will immediately vest upon the Effective Date in the case of Persons in (i) above and the date of such elimination or termination in the case of persons listed in (ii) above, and will be exercisable until the first to occur of: (1) the original expiry date of the EMC Options; (2) the first anniversary of such elimination or termination of employment; or (3) as to any particular grant of EMC Options, the tenth anniversary of such grant of the EMC Options.

(b)

Notwithstanding any other provision of this Agreement, any fractional Uranium One Common Share issued or issuable to any holder of EMC Common Shares upon or as a result of the Business Combination will be rounded down to the nearest whole number, and no cash or other payment in lieu of fractional shares will be paid to any such holder under the Plan of Arrangement.

2.	Structure of Uranium One Subsequent to the Business Combination

(a)

Board of Directors: At the Effective Time: (i) William Sheriff will be appointed to serve as a director of Uranium One; and (ii) William Lupien will be appointed to serve as a director of Aflease Gold. Subject to the receipt of approval from Uranium One’s shareholders (the “Uranium One Shareholders”) to increase the number of directors to at least 11, at the later of the Effective Time and the receipt of such approval from the Uranium One Shareholders, a second non-Canadian individual nominated by EMC and acceptable to Uranium One, acting reasonably, will be appointed to serve as a director of Uranium One. Uranium One will use commercially reasonable efforts to increase the number of its directors to at least 11 as soon as reasonably possible.

(b)

Management and Employees: At the Effective Time: (i) Neal Froneman will continue as the President and Chief Executive Officer of Uranium One; (ii) Paul Matysek will be the Executive Vice-President, Americas of Uranium One; (iii) Dennis Stover will be the Senior Vice-President, Americas, ISL Operations of Uranium One; and (iv) all other officers of Uranium One will remain in place.

(c) Stock Exchange Listings: Uranium One will maintain its existing stock exchange listings.

3.	Due Diligence

              Until the Effective Time, each Party will give the other Party and its authorized representatives (including counsel, financial advisors, technical consultants and auditors) reasonable access during normal business hours or other mutually agreeable times to all of its employees, offices, properties, assets, warehouses and other facilities and to all of its books, records, information and data as well as those of its Subsidiaries for the purpose of making such inspections as the Party may reasonably require, except that each Party may limit access to competitively sensitive information concerning the terms of contracts for product sold by it or concerning current contract negotiations for future product sales to the outside advisors of the other Party who agree to keep such information confidential and not disclose it to the other Party. Each Party will comply with, and will cause its representatives to comply with, all of its obligations under the confidentiality agreement between the Parties dated January 10, 2007 and accepted and agreed to as of January 11, 2007 (the “Confidentiality Agreement”).

4.	Implementation of the Business Combination

(a)

The Business Combination will be effected by way of an arrangement pursuant to section 288 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. The Arrangement will become effective at the Effective Time on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

	(b)	EMC covenants with Uranium One that it will:

(i)	apply for the Interim Order, in a manner acceptable to Uranium One, acting reasonably, and thereafter proceed with and diligently seek the Interim Order as soon as reasonably practicable;

(ii)

subject to receipt of the Interim Order and the filing and effectiveness of the Registration Statement, cause the EMC Circular and any other documentation required in connection with the meeting of the EMC Securityholders at which the Business Combination will be considered (the “EMC Meeting”) (i) to be sent to each EMC Securityholder as soon as reasonably practicable, using commercially reasonable efforts to cause such mailing to occur by June 29, 2007; and (ii) to be filed as required by the Interim Order and Applicable Laws;

(iii)

subject to the mailing of the EMC Circular, convene and hold the EMC Meeting as soon as reasonably practicable, using commercially reasonable efforts to convene and hold the EMC Meeting by July 31, 2007, for the purpose of considering and, if deemed advisable, approving the EMC Resolution (and for any other proper purpose relating to the Business Combination as may be set out in the notice for the EMC Meeting);

(iv)

not adjourn or postpone (or propose for adjournment or postponement) the EMC Meeting without Uranium One’s prior written consent, except as required by Applicable Laws or except, if a Superior Proposal is received less than ten Business Days before the date scheduled for the EMC Meeting, for an adjournment of the EMC Meeting for a period of time sufficient to communicate to the EMC Securityholders prior to the date to which the EMC Meeting has been adjourned any amendment to the Arrangement proposed by Uranium One under subsection 18(a)(ii), such period not to exceed ten Business Days;

(v)

if (i) the approval of the EMC Resolution in accordance with the Interim Order (including any variation thereof approved by the Parties) is obtained; (ii) any other approvals required by the Interim Order (including any variation thereof approved by the Parties) are obtained, and (iii) all Appropriate Regulatory Approvals are obtained, as soon as reasonably practicable thereafter, together with Uranium One, apply for the Final Order on such terms as the court may direct and the Parties may agree; and

(vi)

if the Final Order is obtained, on a date and time agreed with Uranium One, and in any event prior to the Termination Date, subject to the fulfillment or waiver of each of the conditions set forth herein, give effect to the Plan of Arrangement as soon as reasonably practicable following satisfaction or waiver of each of such conditions and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, including, if required, filing of any documents, required to be filed with the Registrar to effect the Arrangement.

(c)	Uranium One covenants with EMC that it will:

	(i)	co-operate with, assist and consent to EMC seeking the Interim Order and the Final Order;

(ii)

as soon as reasonably practicable, apply for and use commercially reasonable efforts to obtain the listing of the Uranium One Common Shares to be issued to the EMC Securityholders pursuant to the Business Combination on the TSX and the JSE (including the Uranium One Common Shares to be issued upon exercise of the Replacement Options); and

(iii)

as soon as reasonably practicable, apply for and use commercially reasonable efforts to obtain all approvals and orders required from all applicable regulatory authorities to ensure that the Uranium One Common Shares to be issued to the EMC Securityholders pursuant to the Business Combination, including the Replacement Option Shares, will not be subject to any statutory hold period under applicable securities laws in Canada (subject only to restrictions on control block distributions) or under applicable U.S. Securities Laws (except as provided under the 1933 Act including Rule 145 thereunder and, for the Replacement Option Shares, under applicable U.S. state securities laws).

(d)

The Parties will proceed diligently in a coordinated manner using commercially reasonable efforts to jointly prepare as quickly as possible the EMC Circular and the Registration Statement together with any other documents required by Applicable Laws in connection with the EMC Meeting. EMC agrees to provide to Uranium One a reasonable opportunity to review and to comment on the EMC Circular and to take into consideration and make such changes thereto as are reasonably requested by Uranium One. Uranium One agrees to provide to EMC a reasonable opportunity to review and to comment on the Registration Statement and that Uranium One shall take into consideration and make such changes thereto as are reasonably requested by EMC. Each of the Parties will ensure that the information relating to it which is provided in the EMC Circular and the Registration Statement does not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made. EMC will ensure that the EMC Circular complies with all Applicable Laws and provides the EMC Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the EMC Meeting. Each of the Parties will promptly notify the other Party if it becomes aware that the EMC Circular or the Registration Statement contains a misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made. In any event, the Parties will co- operate in the preparation of a supplement or amendment to the EMC Circular and the Registration Statement, as the case may be, that corrects that misrepresentation or untrue statement of a material fact or omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made.

(e)	Each Party agrees to co-operate in:

(i)

the preparation and filing of any application for the Interim Order and the Final Order and the preparation of any required documents reasonably deemed by Uranium One or EMC to be necessary to discharge their respective obligations under Applicable Laws in connection with the Business Combination and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under applicable securities laws and rules and regulations of any securities exchange upon which their respective securities are traded in connection with the transactions contemplated by the Business Combination including, without limitation, the filing by Uranium One (after consultation with EMC) with the SEC under the 1933 Act of the Registration Statement and any supplements or amendments thereto; provided, however, that Uranium One will not be required to file any registration statement under the 1933 Act except for the Registration Statement and shall not be required to register or qualify as a foreign corporation or take any action that would subject it to securities-related reporting obligations in any jurisdiction where Uranium One is not now so subject;

(iii)

if requested by EMC, amending the Plan of Arrangement to include the holders of EMC Contingent Share Agreements to ensure that their right to receive EMC Common Shares or common shares of Energy Metals Corporation (US), as applicable, is replaced with a right to receive 1.15 Uranium One Common Shares for each EMC Common Share or common share of Energy Metals Corporation (US), as applicable, which they were entitled, immediately prior to the Effective Time, contingently or otherwise, to receive; and

	(iv)	the taking of all such action as may be required under Applicable Laws in connection with the transactions contemplated by this Agreement or the Plan of Arrangement.

(f)

EMC agrees that Uranium One may at any time, directly or through a soliciting dealer, actively solicit proxies in favour of the EMC Resolution and acknowledges that Uranium One may, subject to Applicable Laws, use the EMC Circular as a proxy circular of Uranium One for such purpose; provided that in exercising such rights, Uranium One and its agents will co-operate on a reasonable basis with EMC.

(g)

Other than competitively sensitive information concerning the terms of contracts for product sold by either of the Parties or current contract negotiations for future product sales by either of the Parties that may be furnished to the outside advisors of the other party who agree to keep such information confidential and not disclose it to their client, each of the Parties will furnish to the other Party all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Subsections 4(c)(ii) and (iii) and 4(e), and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Business Combination and the other transactions contemplated by this Agreement will, at the date such information is provided, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made.

5.           Closing

              The completion of the Arrangement (the “Closing”) will be at the offices of Fasken Martineau DuMoulin LLP, Suite 3600, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario at the Effective Time on the Effective Date and each Party will deliver to the other Party the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby.

6.           Consultation and Public Disclosure

(a)

Each Party agrees to consult with the other Party, and to provide the other Party with a reasonable prior opportunity to review and comment on, any press release or public statement or any filing or other submission to be made with any Governmental Entity with respect to this Agreement or the Business Combination including any filing with any Securities Administrator or stock exchange with respect thereto prior to the release or submission thereto provided, however, that neither Party shall be required to provide the other Party with documents or portions of documents that relate to such Party’s valuation of the Business Combination.

(b)

Each Party agrees to consult with the other Party prior to issuing any press release or making any announcement regarding its mineral reserves or resources and, subject to Applicable Laws, each Party agrees that it will not issue any press release or make any announcement regarding its mineral reserves or resources without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed.

(c)

All requests and enquiries from any Governmental Entity with respect to the Business Combination will be dealt with by the Parties in consultation with each other, and the Parties will promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity upon being requested to do so by such authority. Furthermore, each Party will:

(i)

promptly notify the other Party of material written communications which it receives from any Governmental Entity with respect to the Business Combination and provide the other Party with copies thereof;

(ii)

permit the other Party (or, where appropriate, the other Party’s counsel) to review and comment on in advance any proposed material written communications with Governmental Entities with respect to the Business Combination and provide the other Party (or, where appropriate, the other Party’s counsel) with final copies thereof; provided, however, that neither Party will be required to provide the other Party with documents or portions of documents that relate to such Party’s valuation of the Business Combination or competitively sensitive information concerning the terms of contracts for product sold by either of the Parties or current contract negotiations for future product sales by either of the Parties, provided that such information may be furnished to the outside advisors of the other Party on the basis that such advisors agree to keep such information confidential and not disclose it to their client; and

(iii)

participate in any meeting or discussion which it knows will be substantive (whether in Person, by telephone or otherwise) with any Governmental Entity in respect of any material filings, investigation or inquiry concerning the Business Combination unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Entity expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion).

7.	Representations and Warranties

(a)

EMC hereby represents and warrants to Uranium One, except as set out in EMC’s Disclosure Letter, the statements set forth in Schedule “B” and acknowledges that Uranium One is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Business Combination.

(b)

Uranium One hereby represents and warrants to EMC, except as set out in Uranium One’s Disclosure Letter, the statements set forth in Schedule “C” and acknowledges that EMC is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Business Combination.

(c)

The representations and warranties of each of the Parties contained in this Agreement will not survive the completion of the Business Combination and will expire and be terminated and extinguished at the Effective Time.

(d)

Any investigation made by or on behalf of a Party and its advisors will not have the effect of waiving, diminishing the scope of, mitigating or otherwise affecting any representation, warranty or covenant made by the other Party herein or pursuant hereto.

8.           Covenants of EMC

              EMC covenants and agrees that, unless Uranium One otherwise consents in writing, such consent not to be unreasonably withheld, and except as contemplated in this Agreement or in EMC’s Disclosure Letter, until the Effective Date or the day upon which this Agreement is terminated pursuant to Section 20, whichever is earlier, it will:

(a)

conduct and will cause each of its Subsidiaries to conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws, and for greater certainty will not and will not allow any Subsidiary to:

(i)

make any commitments in excess of, or enter into any contracts or group of related contracts with a value or aggregate value (as the case may be) in excess of US$25,000,000 without Uranium One’s consent, except that EMC may continue to negotiate contracts for the sale by it of product in the normal course of business without consultation with Uranium One;

	(ii)	make any voluntary changes to the senior management or senior personnel of EMC or any Subsidiary (except for termination with just cause or replacement of departing personnel); or

	(iii)	undertake or make any decision or action which could reasonably be expected to have a Material Adverse Effect in respect of EMC and/or any Subsidiary;

it being recognized and understood that, as EMC has mining and exploration projects under development, no action consistent with the current exploration or development plans in respect of a mining project as disclosed in EMC’s Public Disclosure Documents or as otherwise disclosed to Uranium One, will be subject to the covenants contained in this subsection 8(a);

(b)	not and will not permit any Subsidiary to, directly or indirectly do or permit to occur any of the following:

(i)

issue (other than pursuant to an EMC Contingent Share Agreement), sell, pledge, lease, dispose of, redeem, purchase or encumber or agree to or enter into a commitment to issue, sell, pledge, lease, dispose of, redeem, purchase or encumber:

		(A)	any EMC Common Shares or EMC Options or any calls, conversion privileges or rights of any kind to acquire any shares,

debt securities, derivative securities or other securities of EMC or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof or pursuant to the exercise of EMC Options, EMC Warrants, convertible debentures or similar securities of EMC which are outstanding on the date hereof; or

(B)	any of its material assets, rights, properties or those of any of its Subsidiaries;

(ii)

amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or those of any of its Subsidiaries or amend or propose to amend any of the terms of any securities which are exercisable for or convertible or exchangeable into common shares of EMC as they exist on the date hereof;

(iii)

split, combine or reclassify any of the outstanding EMC Common Shares or the shares of any of its Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the EMC Common Shares or the shares of its Subsidiaries;

(iv)

redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof; or

(v)	reduce its stated capital or the stated capital of any of its Subsidiaries;

(c)

not, and will cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping Uranium One fully informed thereof on a timely basis and without having in good faith attempted to achieve a mutual understanding and agreement with Uranium One prior to making any such material decision or taking any such material action, it being recognized and understood that, as EMC has mining and exploration projects under development, no action consistent with the current exploration or development plans in respect of a mining project, as disclosed in EMC’s Public Disclosure Documents or as otherwise disclosed to Uranium One, will be subject to the covenants contained in this subsection 8(c);

(d)

not (i) incur, assume or prepay, or allow any of its Subsidiaries to incur, assume or prepay, any long-term or short-term debt or issue any debt securities, except for borrowings by EMC or its Subsidiaries under the credit facilities existing on the date hereof in the usual, ordinary and regular course of business and consistent with past practice, and except for the incurrence or increase in obligations solely among EMC and its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for the incurrence or increase in obligations solely among EMC and its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans to its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice); (iv) mortgage or pledge any of its or any of its Subsidiaries’ material assets, tangible or intangible, or create or suffer to exist any material encumbrance thereupon, except for the incurrence or increase in obligations solely among EMC and its Subsidiaries; or (v) permit any of its Subsidiaries to do any of the foregoing. For greater certainty, nothing in this Section 8(d) will restrict EMC from complying with its obligations with respect to credit facilities and debt obligations existing on the date hereof;

(e)

not, and will cause each of its Subsidiaries not to, enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments other than transactions involving the buying and selling of U.S. and Canadian dollars or in the usual, ordinary and regular course of business and consistent with past practice;

(f)

not, and will cause each of its Subsidiaries not to, terminate, cancel or request any material change in, or agree to any material change in, any material contract or contractual rights, or enter into any contract that would be a material contract if entered into as of the date hereof, which individually or in the aggregate are material to EMC, in either case other than in the usual, ordinary and regular course of business and consistent with past practice;

(g)

not make or agree to make, or permit any of its Subsidiaries to make or agree to make, any capital expenditure, other than capital expenditures that are made in the ordinary course of business consistent with past practice or which are in accordance with EMC’s existing budgets provided to Uranium One prior to the date hereof;

(h)

not, and will cause each of its Subsidiaries not to, enter into, amend or modify any employment or consulting agreements or arrangements with any officers or directors of EMC or any of its Subsidiaries, or enter into, amend or modify any collective bargaining or similar agreements or arrangements with any employees of EMC or any of its Subsidiaries;

(i)

not, and will cause each of its Subsidiaries not to, except as required by this Agreement, enter into or modify any remuneration terms or its Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any of its or its Subsidiaries directors, officers, employees, consultants, contractors or agents;

(j)

use commercially reasonable efforts, and will cause its Subsidiaries to use commercially reasonable efforts, to cause its current insurance policies and those of its Subsidiaries, including directors’ and officers’ insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect;

(k)

use commercially reasonable efforts, and cause each of its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(l)

promptly notify Uranium One upon obtaining knowledge of (i) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect or impede the completion of the Business Combination, (ii) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (iii) any breach by it of any provision of this Agreement (including any breach by it of a representation or warranty), and (iv) any event occurring subsequent to the date hereof that would render any representation or warranty of it contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(m)

not, and will not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations of EMC or its Subsidiaries (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the usual, ordinary and regular course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of EMC and its Subsidiaries or incurred in the usual, ordinary and regular course of business and consistent with past practice;

(n)

not, and will not permit any of its Subsidiaries to, waive, release, assign, satisfy, settle or compromise any pending or threatened suit, action or claim against EMC or any Subsidiary, or any rights or claims relating thereto, which individually or in the aggregate are material to EMC;

(o)	not, and will cause each of its Subsidiaries not to, waive, release, assign, satisfy, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement;

(p)

not, and will not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it will, and will cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, (i) could interfere with or be inconsistent with EMC’s obligations under this Agreement, (ii) could reasonably be expected to significantly impede the completion of the Business Combination or (iii) would render any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or any of such representations and warranties that are not so qualified untrue in any material respect;

(q)

to the extent it has knowledge thereof, it will, in all material respects, conduct itself so as to keep Uranium One fully informed as to the material decisions or actions made or required to be made with respect to the operation of its business and that of its Subsidiaries except for competitively sensitive information concerning the terms of contracts for product sold by EMC or current contract negotiations for future product sales by EMC that may be furnished to the outside advisors of Uranium One who agree to keep such information confidential and not disclose it to their client;

(r)

not make any change to its accounting practices and policies or those of any of its Subsidiaries, except as the regular, independent auditors of EMC advise in writing are required by Applicable Laws, or by Canadian GAAP;

(s)

not revalue in any material respect any of its or its Subsidiaries’ assets, including writing up, writing down or writing off the book value of any assets in an amount that in the aggregate would be material to EMC, except in the usual, ordinary and regular course of business and consistent with past practice or where required for compliance with applicable GAAP;

(t)

and will cause each of its Subsidiaries to: (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay when due all Taxes due and payable by it and provide an adequate reserve in its financial statements for all Taxes not yet due and payable, which relate to the periods covered by such financial statements; (iii) timely deduct, withhold and collect all Taxes that it is required to deduct, withhold or collect and remit when due all such Taxes to the applicable Governmental Entity; (iv) not make, revoke or modify any material election or designation (express or deemed) relating to Taxes or to amend any Tax Return; (v) not make a request for a tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes; (vi) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change, or make a request to any Governmental Entity to change, in any material respect any of its methods of reporting income or deductions or accounting for tax purposes from those employed in the preparation of its Tax Return for its most recently completed Tax year, except as may be required by Applicable Laws;

(u)

not, and will cause its Subsidiaries not to, resolve that it or any of its Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of its Subsidiaries or in respect of the assets or properties of it or any of its Subsidiaries, or permit the making of an order by a court for the winding-up or dissolution of it or any of its Subsidiaries;

(v)

subject only to Section 18 and the fiduciary duties of the Board of Directors of EMC, make the Recommendation, not take any steps to change or withdraw the Recommendation in a manner adverse to Uranium One or which would impede the completion of the Business Combination, and not make a recommendation to EMC Securityholders not to vote in favour of the EMC Resolution and will publicly reaffirm the Recommendation within five Business Days of a request to do so made by Uranium One in the event an actual or proposed Acquisition Proposal in respect of EMC is publicly announced or made aware to EMC Shareholders or Optionholders;

(w)

use commercially reasonable efforts to cause all directors, officers and senior management of EMC with whom EMC has employment or management consulting agreements to execute a waiver, in form and substance satisfactory to Uranium One and its counsel acting reasonably, of:

(i)

all provisions of such employment or management consulting agreements that would alter the respective rights and obligations of EMC and such directors, officers and senior management in the event of a change of control of EMC pursuant to the Business Combination; and

(ii)

all provisions of such employment or management consulting agreements and all provisions of any stock options granted to such directors, officers and senior management that would accelerate the vesting of any stock options granted by EMC to such directors, officers and senior management in connection with the Business Combination;

except insofar as such agreements relate to the vesting of EMC Options which will be dealt with in accordance with subsection 1(a)(v);

(x)

use commercially reasonable efforts to cause each Person that is or may be entitled to receive EMC Common Shares or common shares of Energy Metals Corporation (US), as applicable, pursuant to an EMC Contingent Share Agreement to enter into an amendment to such EMC Contingent Share Agreement in form and substance acceptable to Uranium One, acting reasonably, to the effect that if the Arrangement is completed, such Person shall be entitled to receive, in lieu of such securities, that number of Uranium One Common Shares that is equal to the number of EMC Common Shares or common shares of Energy

Metals Corporation (US), as applicable, to which such Person would have been entitled immediately prior to the Effective Time multiplied by 1.15, including customary securities law representations and covenants;

(y)	use commercially reasonable efforts to cause all of the EMC Warrants to be exercised prior to the Effective Time such that no EMC Warrants are outstanding at the Effective Time;

(z)

use commercially reasonable efforts to deliver or cause to be delivered to Uranium One usual and customary corporate opinions, in form and content and from counsel acceptable to Uranium One acting reasonably, dated after the date hereof confirming the existence and ownership of each of EMC’s Material Subsidiaries as disclosed in Schedule “D”;

(aa)	use commercially reasonable efforts to obtain any Appropriate Regulatory Approvals and Consents required in connection with the Business Combination;

(bb)

use commercially reasonable efforts to cause the directors of EMC identified in the EMC Disclosure Letter to resign as directors of EMC at the Effective Time and to provide a release of all claims by such persons as directors of EMC in form and substance acceptable to Uranium One acting reasonably;

(cc)

use commercially reasonable efforts to transfer all currently-issued, valid material permits, licenses and authorizations required for the operation of the Hobson Plant, the Palagana Properties and the waste disposal well site (WDW-168) to, and required consents and approvals for such transfers shall have been obtained in favour of, the South Texas Joint Venture, L.L.P., which transfer shall be subject to contractual retention by Everest Exploration, Inc. of environmental and reclamation obligations at the Tex-1 and Dinero-Mt. Lucas mining properties;

(dd)

subject to Applicable Laws, EMC will use its reasonable commercial efforts to cause Resolute Funds Limited and Sprott Asset Management Inc. (collectively, the “Principal Holders”) to execute “soft” support and lock up agreements, substantially in form attached hereto as Schedule “F”, pursuant to which the Principal Holders will agree to support the Business Combination and to accept or to vote in favour of the Business Combination (collectively, the “Holder Support Agreements”);

(ee)

subject to Applicable Laws, EMC will use commercially reasonable efforts to cause all its directors and officers to execute “hard” support and lock up agreements, substantially in form attached hereto as Schedule “G”, pursuant to which the directors and officers will agree (a) to support the Business Combination and to irrevocably accept or to vote in favour of the Business Combination, and (b) acknowledge the provisions of Rule 145 under the 1933 Act (collectively, the “Management Support Agreements”). The Management Support Agreements to be entered into by Paul Matysek, William Sheriff and William Lupien will provide that they cannot dispose of more than 10% of the

Uranium One Common Shares acquired by them under the Business Combination for a period of six months following the mailing of the EMC Circular; and

(ff)

effect such reorganization of its wholly-owned subsidiaries, business, operations and assets or such other transactions (each, a “Pre-acquisition Reorganization”) as Uranium One may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, will be modified accordingly; provided, however, that EMC need not effect a Pre-acquisition Reorganization which in the opinion of EMC, acting reasonably, (A) would require EMC to obtain the approval of any EMC Securityholders in respect of such Pre-acquisition Reorganization other than at the EMC Meeting, (B) would prejudice any EMC Securityholders, (C) would impede or materially delay the consummation of the transactions contemplated hereby, (D) cannot either be (I) completed immediately prior to or contemporaneously with the Effective Time, or (II) reversed or unwound without adversely affecting EMC and it Subsidiaries; or (E) would require a filing with or approval, exemption or other action of any Governmental Entity.

9.           Covenants of Uranium One

              Uranium One covenants and agrees that, unless EMC will otherwise consent in writing and except as contemplated in this Agreement, such consent not to be unreasonably withheld until the Effective Date or the day upon which this Agreement is terminated pursuant to Section 20, whichever is earlier, it will:

(a)

conduct, and will cause each of its Subsidiaries to conduct, its and their respective businesses only in the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws, and for greater certainty will not and will not allow any Subsidiary to:

(i) undertake or make any decision or action which could reasonably be expected to have a Material Adverse Effect in respect of Uranium One; or

(ii)

enter into or announce an intention to enter into any agreement or arrangement involving the issuance of Uranium One Common Shares (or securities convertible into Uranium One Common Shares) constituting more than 25% of its existing capital (calculated on a fully diluted basis as of March 31, 2007) prior to the EMC Meeting, provided that nothing in this subsection 9(a) shall require Uranium One’s directors to act in a manner inconsistent with their fiduciary duties;

(b)	not, directly or indirectly do or permit to occur any of the following:

(i)

sell, pledge, lease, dispose of or encumber or agree to or enter into a commitment to sell, pledge, lease, dispose of or encumber any of its material assets, rights, properties or those of any of the Uranium One Material Subsidiaries;

(ii)

except as described in Uranium One’s Public Disclosure Documents, amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or amend or propose to amend any of the terms of any securities which are exercisable for or convertible or exchangeable into Uranium One Common Shares as they exist on the date hereof;

(iii)

split, combine or reclassify any of the outstanding Uranium One Common Shares or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Uranium One Common Shares;

(iv)

redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof; or

(v)	reduce its stated capital or the stated capital of any of its Subsidiaries;

(c)

to the extent such decisions or actions are within the control of Uranium One or its Subsidiaries, as applicable, not, and will cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping EMC fully informed thereof on a timely basis it being recognized and understood that Uranium One has mining projects under development, no action consistent with current development plans in respect of a mining project, as disclosed in Uranium One’s Public Disclosure Documents or as otherwise disclosed to EMC, will be subject to the covenants contained in this subsection 9(c);

(d)

use commercially reasonable efforts, and cause each of its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with joint venture participants, partners, customers and Governmental Entities;

(e)

except for immaterial reductions in insurance coverage, use commercially reasonable efforts, and will cause its Subsidiaries to use commercially reasonable efforts, to cause its current insurance policies and those of its Subsidiaries, including directors’ and officers’ insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect;

(f)

promptly notify EMC upon obtaining knowledge of (i) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect or impede the completion of the Business Combination, (ii) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (iii) any breach by it of any provision of this Agreement (including any breach by it of a representation or warranty), and (iv) any event occurring subsequent to the date hereof that would render any representation or warranty of it contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(g)

not, and will not permit any of its Subsidiaries, other than Aflease Gold, to, pay, discharge or satisfy any material claims, liabilities or obligations of Uranium One or the Uranium One Material Subsidiaries (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the usual, ordinary and regular course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of Uranium One or incurred in the usual, ordinary and regular course of business and consistent with past practice;

(h)

not, and will not permit any of its Subsidiaries, other than Aflease Gold, to, waive, release, assign, satisfy, settle or compromise any pending or threatened suit, action or claim against Uranium One, or any rights or claims relating thereto, which individually or in the aggregate are material to Uranium One and its Subsidiaries, taken as a whole;

(i)

not, and will cause each of its Subsidiaries, other than Aflease Gold, not to, waive, release, assign, satisfy, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement;

(j)

not, and will not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it will, and will cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, (i) could interfere with or be inconsistent with Uranium One’s obligations under this Agreement, (ii) could reasonably be expected to significantly impede the completion of the Business Combination or (iii) render any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or render any of such representations and warranties that are not so qualified untrue in any material respect;

(k)	use commercially reasonable efforts to obtain any Appropriate Regulatory Approvals and Consents required in connection with the Bossiness Combination;

(l)	not make any change to its accounting practices and policies except as disclosed in Uranium One Public Disclosure Documents or as are required by Applicable Laws or by Canadian GAAP;

(m)

not revalue in any material respect any of its or the Uranium One Material Subsidiaries’ assets, including writing up, writing down or writing off the book value of any assets in an amount that in the aggregate would be material to Uranium One and the Uranium One Material Subsidiaries, taken as a whole, except in the usual, ordinary and regular course of business and consistent with past practice or where required for compliance with applicable GAAP;

(n)

and will cause each of its Subsidiaries to: (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay when due all Taxes due and payable by it and provide an adequate reserve in its financial statements for all Taxes not yet due and payable, which relate to the periods covered by such financial statements; (iii) timely deduct, withhold and collect all Taxes that it is required to deduct, withhold or collect and remit when due all such Taxes to the applicable Governmental Entity; (iv) not make, revoke or modify any material election or designation (express or deemed) relating to Taxes or to amend any Tax Return; (v) not make a request for a tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes; (vi) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change, or make a request to any Governmental Entity to change, in any material respect any of its methods of reporting income or deductions or accounting for tax purposes from those employed in the preparation of its Tax Return for its most recently completed Tax year, except as may be required by Applicable Laws;

(o)

to use commercially reasonable efforts to (i) procure from and after the Effective Time prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage (on terms comparable to those contained in EMC’s current insurance policies) for six years after the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, or (ii) cause to be maintained in effect, for not less than six years from the Effective Time, policies of directors' and officers' liability insurance that provide substantially the same coverage and contain substantially similar terms and conditions for acts and omissions prior to the Effective Time as is provided under or contained in the policies of the directors' and officers' liability insurance maintained by EMC as of the date of this Agreement provided that in the case of (i), the cost will not be more than 300% of the last annual premium paid prior to the date of this Agreement and, in the case of (ii), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of this Agreement; and

(p)

not, and will cause the Uranium One Material Subsidiaries not to, resolve that it or any of the Uranium One Material Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of the Uranium One Material Subsidiaries or in respect of the assets or properties of it or any of the Uranium One Material Subsidiaries, or permit the making of an order by a court for the winding-up or dissolution of it or any of the Uranium One Material Subsidiaries.

10.         Mutual Covenants in Respect of the Business Combination

               Each Party covenants and agrees that, unless the other Party will otherwise consent in writing and except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated pursuant to Section 20, whichever is earlier, it will, in a timely and expeditious manner, take all necessary actions in order to enable it to participate in and effect the Business Combination and use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other Party hereunder to the extent the same are within its control and will take, do or cause to be taken or done, all other actions and all other things necessary, proper or advisable under all Applicable Laws to complete the Business Combination, including to:

(a)

apply for and use commercially reasonable efforts to obtain all necessary waivers, consents, orders and approvals required to be obtained by it or its Subsidiaries from other Parties to loan agreements, joint venture agreements, partnership agreements, leases, licences, permits and other contracts and documents;

(b)

make or co-operate as necessary in the making of all necessary filings and applications under all Applicable Laws, including the preparation and filing of applications for the Interim Order, and with all applicable Governmental Entities required by it or its Subsidiaries in connection with this Agreement, the Plan of Arrangement effecting the Business Combination or any transaction contemplated hereby and use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it or its Subsidiaries under any Applicable Laws;

(c)

effect all necessary registrations, filings and applications to, and submissions of information requested by, Governmental Entities required to be effected by it or its Subsidiaries in connection with the Business Combination and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity, provided, however, that Uranium One shall not be required to file any registration statement under the 1933 Act except the Registration Statement, and shall not be required to register or qualify as a foreign corporation or take any action that would subject it to securities-related reporting obligations in any jurisdiction where Uranium One is not now so subject;

(d)	use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Business Combination or the transactions contemplated hereby;

(e)	co-operate with the other Party in connection with the performance by the other Party of its obligations hereunder; and

(f)

execute and deliver, or cause to be executed and delivered, at the closing of the Business Combination such customary agreements, certificates, resolutions and other closing documents as may be required by the other Party, all in form satisfactory to the other Party, acting reasonably.

11.         Post-Closing Covenants

               Uranium One covenants that, from and after the Effective Time, (which covenants will survive completion of the Arrangement) it will:

(a)	it will cause EMC to honour all severance obligations to EMC employees; and

(b)

it will take all such steps as may be necessary to terminate, as soon as reasonably practical following the Effective Date, EMC’s public disclosure and reporting obligations in Canada and the United States.

12.         Merger of Covenants

               Except as to the contrary expressly required by the terms hereof, the covenants set out in this Agreement will not survive the completion of the Arrangement, and will expire and be terminated without recourse between the Parties upon such completion.

13.         Mutual Conditions

               The respective obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following mutual conditions on or before the Effective Time or such other time as is specified below:

(a)	the Interim Order will have been granted and will not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)

the Registration Statement shall have been filed with the SEC and shall be effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or be pending or contemplated by the SEC;

(c)	the EMC Securityholders will have approved the EMC Resolution at the EMC Meeting in accordance with Applicable Laws and the Interim Order;

(d)	the Final Order will have been granted in form and substance satisfactory to EMC and Uranium One, each acting reasonably, and will not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(e)	any conditions in addition to those set out in this Section 13 which may be imposed by the Interim Order or the Final Order will have been satisfied;

(f)

there will not be in force any injunction, order or decree which is final and non- appealable, and there will not be any proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any Applicable Laws proposed, enacted, promulgated or applied: (i) to prohibit or suspend trading in the securities of EMC or Uranium One (other than a trading halt imposed by a securities exchange as a result of the announcement or completion of the Business Combination); (ii) to enjoin, prohibit or impose material limitations or conditions on the Arrangement or the right of Uranium One to acquire, own or exercise full rights of ownership of the EMC Common Shares; or (iii) which constitutes, or if the Arrangement were consummated would reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect in respect of either Party, or which would could impede or interfere with the completion of the Arrangement;

(g)

all Appropriate Regulatory Approvals and Consents will have been obtained or received on terms which will not cause a Material Adverse Effect in respect of either Party, and reasonably satisfactory evidence thereof will have been delivered to each Party;

(h)

the Uranium One Common Shares to be issued to the EMC Shareholders pursuant to the Arrangement, including the Replacement Option Shares, will have been approved for listing on the TSX and the JSE and such Uranium One Common Shares will not be subject to any statutory hold period under applicable securities laws in Canada (subject only to restrictions on control block distributions) or under applicable U.S. Securities Laws except as provided under the 1933 Act, including Rule 145 thereunder and, for the Replacement Option Shares, under applicable U.S. state securities laws;

(i)	the Effective Date will have occurred on or before the Termination Date;

(j)	holders of no greater than 10% of the then outstanding EMC Common Shares will have validly dissented to the Arrangement; and

(k)	this Agreement will not have been terminated pursuant to paragraph 20.

               The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

14.         Several Conditions

               The obligation of each Party to complete the Business Combination will be subject to the satisfaction, among others, of the following conditions:

(a)

the representations and warranties made to such Party by the other Party in this Agreement will be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties will be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(b)	the other Party will have complied in all material respects with its covenants herein;

(c)	the other Party will have delivered to it a certificate of one senior officer of the other Party dated the Effective Date certifying the fulfillment of the conditions in subsections 14(a) and 14(b);

(d)

from the date hereof up to and including the Effective Time, there will have been no change, condition, effect, event or occurrence which, in the reasonable judgment of such Party, has or is reasonably likely or expected to have a Material Adverse Effect in respect of the other Party and its Subsidiaries taken as a whole, on the Arrangement or on the combined business that will result from the completion of the Arrangement;

(e)

the Party will not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the EMC Circular) filed by or on behalf of the other Party with any regulatory authority, stock exchange or other Governmental Entity in Canada or elsewhere or provided by that Party to the other Party; and

(f)

on or prior to the Effective Date, the Party will be satisfied, acting reasonably, that all applications made by the other Party or its directors, officers, agents and representatives on the other Party’s behalf, for the acquisition or renewal of mineral properties or licenses or permits related to mineral properties, or assets related thereto, are for the benefit of and will be held by the other Party upon completion of the Arrangement.

               The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

15.         Additional Conditions in Favour of Uranium One

               The obligation of Uranium One to complete the Business Combination will be subject to the satisfaction, among others, of the following conditions:

(a)	Uranium One shall have received the opinions contemplated by subsection 8(z);

(b)	all of the EMC Warrants shall have terminated or been exercised; and

(c)

if not already provided for under the relevant EMC Contingent Share Agreement, each Person entitled to receive EMC Common Shares or common shares of Energy Metals Corporation (US), as applicable, pursuant to an EMC Contingent Share Agreement shall have entered into an amendment to such EMC Contingent Share Agreement in form and substance acceptable to Uranium One, acting reasonably, to the effect that if the Arrangement is completed, such Person shall be entitled to receive, in lieu of such securities, that number of Uranium One Common Shares that is equal to the number of EMC Common Shares or common shares of Energy Metals Corporation (US), as applicable, to which such Person would have been entitled immediately prior to the Effective Time multiplied by 1.15.

               The foregoing conditions are for the exclusive benefit of Uranium One and may be waived, in whole or in part, by Uranium One in writing at any time.

16.         Merger of Conditions

               The conditions set out in Sections 13, 14 and 15 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

17.         Non-Solicitation

               During the period commencing on the date hereof and continuing until the earlier of the Effective Time and the date on which this Agreement is terminated:

(a)

Subject to subsection 17(e) and Section 18, EMC will not, and will not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise: (i) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving EMC and/or its Subsidiaries regarding any Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal; or (iv) cause EMC to enter into any agreement, arrangement or understanding related to any Acquisition Proposal; provided, however, that nothing contained in this Agreement will prevent the Board of Directors of EMC, if it receives after the date hereof a bona fide Acquisition Proposal, from considering, negotiating, approving or recommending to its shareholders an Acquisition Proposal which the Board of Directors of EMC determines in good faith is a Superior Proposal;

(b)

EMC will immediately cease and cause to be terminated in writing any existing discussions or negotiations with any Person (other than Uranium One) with respect to any potential Acquisition Proposal and will, subject to Section 18, immediately cease to provide any other Person with access to information concerning EMC and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such Person;

(c)

EMC agrees not to release or permit the release of any Person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such third party is a Party, unless the Board of Directors of EMC has determined that such Person has made a Superior Proposal;

(d)

EMC will promptly notify Uranium One orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by EMC, or any request for non-public information relating to EMC or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of EMC or any Subsidiary, by any Person that informs EMC or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice will include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact;

(e)

if EMC receives a request for non-public information from a Person who has made or intends to make an Acquisition Proposal where EMC is not in breach of this Section 17 and the Board of Directors of EMC determines in good faith that such Acquisition Proposal is, or if made would be, a Superior Proposal, then, and only in such case, EMC may, subject to the execution by such Person of a confidentiality agreement containing provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access to non-public confidential information regarding EMC; provided that EMC will send a copy of any such confidentiality agreement (including the identity of the Person who has entered into such agreement if not contained therein) to Uranium One as soon as practicable and in any event within 24 hours of its execution and will as soon as practicable, and in any event within 24 hours, provide Uranium One with a list of, and copies of, all information provided to such Person that was not previously provided to Uranium One and immediately provide Uranium One with all other information that was provided to such Person; and

(f)

EMC will ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by EMC are aware of the provisions of this Section 17, and EMC will be responsible for any breach of this section by any such Person.

For greater certainty, any material amendment to an Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of this Section 17.

18.         Superior Proposals

(a)

If EMC has fully complied with Section 17 and this Section 18, EMC may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and may withdraw or modify the Recommendation in a manner adverse to Uranium One, if and only if EMC:

(i)

provides to Uranium One (i) written notice that the Board of Directors of EMC has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of the form of definitive agreement in respect of such Superior Proposal that has been agreed on by EMC and the Person making the Superior Proposal, as soon as possible but in any event not less than five full Business Days prior to approval of such definitive agreement by the Board of Directors of EMC; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the Board of Directors of EMC, in good faith, for such non-cash consideration after consultation with its financial advisors;

(ii)

provides Uranium One with an opportunity (but not the obligation), before the expiration of such period of not less than five Business Days referred to in subsection 18(a), to propose to amend this Agreement to provide for consideration having a value equivalent to the EMC Shareholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

	(iii)	subject to subsection 18(b), terminates this Agreement pursuant to subsection 20(d) and pays to Uranium One the Break Fee as contemplated by subsection 19(a).

(b)

If Uranium One proposes to amend this Agreement in the manner contemplated by subsection 18(b)(ii), the Board of Directors of EMC will consider the terms of the proposed amendment, and (i) if the Board of Directors of EMC in good faith concludes that the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, EMC will not implement the proposed Superior Proposal and will not terminate this Agreement pursuant to subsection 20(d)(i), and will agree to the proposed amendments to this Agreement; or (ii) if the Board of Directors of EMC concludes in good faith and after consultation with, and receiving advice (which may include written opinions or advice, copies of which will have been provided to Uranium One) from its financial, legal and other advisors (as appropriate), that the Acquisition Proposal would nonetheless remain a Superior Proposal, EMC may terminate this Agreement in accordance with subsection 20(d)(i) and if it so terminates this Agreement EMC will concurrently pay to Uranium One the Break Fee in accordance with subsection 19(a), and only thereafter EMC may enter into an agreement in order to implement the Superior Proposal.

19.         Break Fee and Reimbursement of Expenses

(a)

Break Fee: EMC will pay to Uranium One the Break Fee in immediately available funds no later than one business day after the first to occur of any Break Fee Event or, in the event of the Break Fee Event set out in subparagraph (b) of the definition of Break Fee Event, no later than one Business Day following completion of the Acquisition Proposal.

(b)

Reimbursement of Uranium One Expenses: If this Agreement is terminated by Uranium One pursuant to subsections 20(b)(i) (other than in the case of a termination pursuant to subsection 20(b)(i), which would constitute a Break Fee Event, in which case EMC will pay Uranium One the Break Fee), 20(c) or 20(e) EMC will forthwith pay to Uranium One within one Business Day of such termination the amount of $7,500,000 in immediately available funds.

(c)

Reimbursement of EMC Expenses: If this Agreement is terminated by EMC pursuant to subsection 20(b)(i), Uranium One shall forthwith pay to EMC within one Business Day of such termination the amount of $5,000,000 in immediately available funds.

(d)

Liquidated Damages: Each Party acknowledges that the payment amounts set out in subsections 19(a), (b) and (c) are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such amount will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party hereby irrevocably and unconditionally waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding any provision of this subsection 19(d) to the contrary, payment by one Party to the other Party pursuant to this Section 19 will not be in lieu of any damages or any other payment or remedy available at law or in equity in the event of any wilful or intentional breach by the Party making the payment of any of its obligations or covenants under this Agreement.

(e)	Survival: The provisions of this Section 19 will survive termination of this Agreement.

20.      Termination

(a)	This Agreement may be terminated immediately by mutual written consent of Uranium One and EMC.

(b)	This Agreement may be terminated immediately by either Party, upon providing written notice to the other:

(i)

at any time if the other Party is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching Party within seven Business Days of the giving of notice of such breach by the other Party to the breaching Party; or

(ii)

if any of the conditions for the benefit of the terminating Party contained in this Agreement is not satisfied or waived on or before the Termination Date or has become incapable of being satisfied, provided that the terminating Party is not then in breach of any representations, warranties and covenants herein contained in any material respect.

(c)	This Agreement may be terminated immediately by either Party if any of the following have occurred:

(i)

if the approval of the EMC Securityholders for the Arrangement has not been obtained by August 30, 2007 or such other date as may be permitted under subsection 4(b)(iv) or as the Parties may agree to in writing, provided that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for the preparation of the EMC Circular;

(ii)

if upon a vote at the EMC Meeting, or any adjournment or postponement thereof, duly held to obtain the approval of the EMC Resolution by EMC Securityholders in accordance with the Interim Order, the approval of the EMC Resolution by the EMC Securityholders is not obtained in accordance with the Interim Order and Applicable Laws.

(d)	This Agreement may be terminated immediately upon providing written notice:

(i)

by either Party upon the determination by EMC, after conclusion of the process set out in Section 17 that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to Uranium One of a Superior Proposal as required by Section 18 and the time period for Uranium One to propose an amendment to the Agreement as contemplated by Section 18 has elapsed and Uranium One has failed to propose an amendment to this Agreement which satisfies the criteria set out in subsection 18(b);

(ii)

by Uranium One, if the Board of Directors of EMC: (i) has withdrawn or changed the Recommendation or has made a recommendation to the EMC Securityholders not to accept or approve the Arrangement; (ii) has not mailed the EMC Circular in sufficient time to enable the EMC Meeting to be held by August 30, 2007 or such later date as may be permitted under subsection 4(b)(iv) or as the Parties may agree to in writing, provided in each case that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for the preparation of the EMC

Circular; (iii) has failed to solicit proxies in favour of approving the Arrangement; or (iv) has resolved to do any of the foregoing; or

(iii)

by Uranium One, if an Acquisition Proposal in respect of EMC has been made or proposed and the Board of Directors of EMC will have failed, after being requested by Uranium One in writing, to reaffirm its recommendation to the EMC Securityholders to approve the Arrangement as promptly as possible but in any event within five Business Days after receipt of such written request from Uranium One;

(e)

This Agreement may be terminated immediately upon providing written notice by Uranium One if, prior to 5:00 p.m. (Vancouver time) on June 25, 2007, Uranium One has reasonable grounds for believing that there is any EMC Major Project Deficiency.

(f)	This Agreement may be terminated immediately upon providing written notice by either Party, if the Effective Time does not occur by 5:00 p.m. (Vancouver time) on the Termination Date.

(g)

If this Agreement is terminated by either Party as provided in this Section 20, this Agreement will forthwith become void and there will be no liability or obligation on the part of either Party, except with respect to Section 19 and subsections 21(f) which will survive the termination; provided that notwithstanding anything to the contrary contained in this Agreement, neither Party will be (i) relieved or released from any liability or damages arising out of any breach of this Agreement prior to such termination or (ii) precluded from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

21. Miscellaneous

(a)

Interpretation: The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “the Agreement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto.

(b)

Statutory References: Any reference in this Agreement to a statute includes all published rules and regulations made thereunder, all amendments to such statute or the published rules and regulations made thereunder in force from time to time and any statute, published rule or regulation that supplements or supersedes such statute or the rules or regulations made thereunder.

(c)	Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

(d)

Number and Gender: Unless the subject matter or context requires the contrary, words importing the singular number only will include the plural and vice versa and words importing the use of any gender will include all genders.

(e)	Time: The Parties agree that time is of the essence in this Agreement.

(f)	Costs: Except as provided in Section 19, each Party will pay its own expenses incurred in connection with this Agreement and the transactions contemplated herein.

(g)

Date for Any Action: If any date on which any action is required or permitted to be taken hereunder by any person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day that is a Business Day.

(h)

Enurement and Assignment: This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. This Agreement is not assignable by a Party without the prior written consent of the other Party, provided that Uranium One may assign all or any part of its rights or obligations under this Agreement to a direct or indirect subsidiary of Uranium One with the consent of EMC, such consent not to be unreasonably withheld.

(i)

Further Assurances: The Parties agree to make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required by either of them in order to document or evidence any of the transactions or events set out herein.

(j)

Remedies: The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

(k)

Amendments and Waivers: This Agreement may, at any time and from time to time, be amended, modified and/or supplemented by written agreement of the Parties hereto (or in the case of a waiver, by written instrument of the Party giving the waiver) without, subject to Applicable Laws, further notice to or authorization on the part of the securityholders of either Party. Without limiting the generality of the foregoing, any such amendment, modification or supplement may:

(i) change the time for performance of any of the obligations or acts of the Parties hereto;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants contained herein or in any document to be delivered pursuant hereto; or

(iv)	waive or modify performance of any of the obligations or conditions precedent of the Parties hereto.

(l)

Severability: If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the Parties will negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under the Agreement.

(m)

Notice: Any demand, notice or other communication to be given in connection with this Agreement must be communicated confidentially and in writing to the addresses or facsimile numbers set out below and will be sufficiently given if: (i) delivered personally upon the Party for whom it is intended; (ii) delivered by registered or certified mail where receipt has been acknowledged; or (iii) by electronic facsimile upon receipt of confirmation of transmission:

	(i)	If to Uranium One:

sxr Uranium One Inc. Suite 1610 - 390 Bay Street Toronto, Ontario, M5H 2Y2

Attention: Executive Vice President, General Counsel, and Secretary Facsimile: (416) 363-6806

with a copy (which will not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 3600, Toronto Dominion Bank Tower Toronto-Dominion Centre 66 Wellington Street West Toronto, Ontario M5K 1N6

Attention: John S.M. Turner Facsimile: (416) 364-7813

with a copy (which will not constitute notice) to:

Dorsey & Whitney LLP
U.S. Bank Centre
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101-4010

Attention:                         Christopher L. Doerksen
Facsimile:                          (206) 903-8820

(ii)	If to EMC:

Energy Metals Corporation Suite 1238 - 200 Granville Street Vancouver, BC V6C 1S4

Attention: William M. Sheriff, Chairman of the Board of Directors Facsimile: (604) 408-4799

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                        John F. Anderson
Facsimile:                          (604) 681-1825

with a copy (which will not constitute notice) to:

Davis Wright Tremaine LLP
1300 S.W. 5th Avenue, 23rd Floor
Portland, OR 97201-5630

Attention:                         Michael C. Phillips
Facsimile:                          (503) 778-5299

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.

(n)

Entire Agreement: This Agreement and the Confidentiality Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto and there are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

(o)

Disclosure Letter: Each of Uranium One and EMC acknowledge and agree that their respective Disclosure Letters and all information contained in them is confidential and may not be disclosed to any other person unless:

(A)	it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other reasons; or

(B)	a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

(p)	Law: This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(q)

Attornment: For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(r)

Counterparts: This Agreement may be executed in any number of counterparts, manually or by facsimile, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

(s)	Schedules: The following Schedules hereto form an integral part of this Agreement:

Schedule “A”	Definitions
Schedule “B”	Representations and Warranties of EMC
Schedule “C”	Representations and Warranties of Uranium One
Schedule “D”	EMC Corporate Structure
Schedule “E”	Uranium One Corporate Structure
Schedule “F”	Holder Support and Lock-up Agreement
Schedule “G”	Management Support and Lock-up Agreement
Schedule “H”	Appropriate Regulatory Approvals and Consents
Schedule “I”	Plan of Arrangement
Schedule “J”	EMC Resolution
Schedule “K”	EMC Major Projects

22.        Acceptance of Agreement

               Should you wish to accept this Agreement, please execute the duplicate copy of this Agreement and return it to me on or before midnight (Toronto time) on June 3, 2007, failing which this proposal will be null and void.

               We look forward to advancing this process and continuing to work towards a successful conclusion of a transaction with EMC.

Schedule “A”
Definitions

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization liquidation, dissolution, share exchange, sale of assets representing more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as a whole, any purchase or sale of shares or other securities of EMC or any of its subsidiaries or rights or interest therein or thereto representing more than 25% of the voting power of the share capital of EMC or any of its Subsidiaries which hold more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as whole, or similar transactions involving EMC and/or such Subsidiaries, excluding the Business Combination and the transaction contemplated by this Agreement.

“Aflease Gold” means Aflease Gold Limited.

“Agreement” means this agreement as amended, restated and/or supplemented and includes the Schedules attached hereto.

“ARCA” means NYSE Arca, Inc.

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, bylaws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities.

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, waivers, certificates, letters, and other approvals (including the expiry of a prescribed time under a statute or regulation that states that a transaction may not be implemented until a prescribed time expires following the giving of notice) of Governmental Entities or self-regulatory organizations, as set out in Schedule “H” hereto.

“Arrangement” means the arrangement involving Uranium One and EMC to be effected under the provisions of the BCBCA on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereof or made at the discretion of the Court in the Final Order.

“BCBCA” means the Business Corporations Act (British Columbia), as amended and the regulations thereunder.

“Benefit Plans” means employee benefit, welfare, supplemental employment benefit, bonus, commission, pay, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, officers, directors or independent contractors of a Person which are currently maintained or participated in by a Person and each loan to an officer or director of a Person.

“Board of Directors” means, in respect of a Party, the board of directors of the Party.

“body corporate” includes a partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, joint venture, company, corporation or any similar entity.

“Break Fee” means a cash fee of $55,000,000. “Break Fee Event” means:

(a)

the termination of this Agreement by Uranium One pursuant to subsection 20(b)(i) (only in case of a breach by EMC of any provision of subsections 8(b)(i), 8(b)(ii), 8(b)(iii), 8(f), 8(p)), Section 17 (but excluding any immaterial breach of a provision of Section 17 which could not reasonably be expected to have a material impact on the timing or likelihood of completing the Business Combination), Section 18, or subsections 20(d)(i), 20(d)(ii) or 20(d)(iii);

(b)

if all of the following occur: (i) prior to the termination of this Agreement, an Acquisition Proposal (other than the Business Combination) will have been made to EMC or made known to the EMC Shareholders or EMC Optionholders generally or will have been made directly to EMC Shareholders or EMC Optionholders or any Person will have publicly announced an intention to make an Acquisition Proposal in respect of EMC; (ii) this Agreement is terminated; and (iii) EMC completes any Acquisition Proposal (other than the Business Combination) within 9 months following the termination of this Agreement; or

(c)

if the EMC Meeting is not held on or prior to August 30, 2007, or such later date as may be permitted under subsection 4(b)(iv) or as the Parties may agree to in writing, provided that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for preparation of the EMC Circular.

“Business Combination” has the meaning ascribed thereto on the first page of this Agreement.

“Business Day” means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa or Vancouver, British Columbia, Canada.

“Canadian Securities Administrators” means the securities regulators in each of the provinces of Canada and each is a “Canadian Securities Administrator”.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Confidentiality Agreement” has the meaning ascribed thereto in Section 3.

“Consents” means those consents, approvals, waivers and other approvals of third parties, other than Governmental Entities or self-regulatory organizations, as set out in Schedule “H” hereto.

“Court” means the Supreme Court of British Columbia.

“Disclosure Letter” means, in respect of a Party, the letter from such Party delivered to the other Party and dated the date hereof, which sets forth items that qualify, to the extent specified therein, a correspondingly numbered representation or warranty made by that Party or a covenant given by that Party.

“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement have been satisfied or waived in accordance with this Agreement and all documents agreed to be delivered hereunder have been delivered to the satisfaction of EMC or Uranium One, as the case may be, acting reasonably, or such other date as EMC and Uranium One may agree.

“Effective Time” means 2:00 pm. (Vancouver time).

“EMC” has the meaning ascribed thereto on the first page of this Agreement.

“EMC Circular” means the management information circular of EMC prepared in respect of the EMC Meeting.

“EMC Common Shares” has the meaning ascribed thereto in subsection 1(a)(i).

“EMC Contingent Share Agreement” means any agreement, other than an EMC Option or an EMC Warrant, pursuant to which EMC is or may be required to issue EMC Common Shares to a Person subsequent to the date of this Agreement or pursuant to which Energy Metals Corporation (US) is or may be required to issue any of its shares to a Person subsequent to the date of this Agreement.

“EMC Fairness Opinion” means a written opinion from EMC’s financial advisor, GMP Securities L.P. that as of the date of the opinion, the consideration to be received by the EMC Shareholders under the Business Combination is fair to the EMC Shareholders from a financial point of view, subject to the assumptions and limitations descried in such opinion.

“EMC Major Projects” means the six principal projects of EMC, being Colorado, New Mexico, Oregon, Texas, Utah and Wyoming, each consisting of the Mineral Properties, Owned Real Property and Real Property Leases listed under the respective project names in Schedule “K” hereto, and each is an “EMC Major Project”.

“EMC Major Project Deficiency” means any defects in title to any of the Mineral Properties, Owned Real Property or Real Property Leases listed in Schedule “K”, or any combination thereof, which defects have, or would reasonably be expected to have, a material adverse effect in respect of the entire EMC Major Project of which they are a part, as a whole.

“EMC Material Subsidiaries” means Standard Uranium Inc., Western Fuels Inc., Clearwater Resources Inc., URN Resources Inc., URN South Texas Project, Ltd., URN Texas GP, LLC,

South Texas Mining Venture, L.L.P., Southwest Uranium Inc., Southwest Uranium US Inc., Quincy Energy Corp., Atlas Database Corp., Golden Predator Mines Inc., Golden Predator Mines US Inc., Springer Mining Company, Energy Metals Corporation (US), High Plains Uranium, Inc. (incorporated in New Brunswick), and High Plains Uranium, Inc. (incorporated in Idaho).

“EMC Meeting” has the meaning ascribed thereto in subsection 4(b)(ii).

“EMC Options” means all stock options to acquire common shares of EMC, outstanding immediately prior to the Effective Time, whether vested or unvested,

(a)	issued pursuant to its Amended and Restated Stock Option Plan dated for reference December 11, 2003, as amended November 22, 2004, November 17, 2005, April 11, 2006 and June 9, 2006, and

(b)

originally issued by Quincy Energy Corp. (formerly Quincy Gold Corp.) as options to purchase stock of Quincy Energy Corp., and assumed by EMC pursuant to an agreement and plan of merger between EMC and Quincy Energy Corp. dated as of March 9, 2006, as amended April 5, 2006 and June 28, 2006, and continuing to be governed by the terms of the Quincy Gold Corp. Amended 2003 Key Employee Stock Option Plan.

“EMC Optionholders” means the holders of EMC Options.

“EMC Resolution” means the resolution to be approved by two-thirds of the EMC Securityholders voting together as a single class approving the Arrangement, the Plan of Arrangement and any other resolutions relating to the Business Combination, in each case to be considered at the EMC Meeting and substantially in the form and content of Schedule “J” hereto;

“EMC Securityholders” means the EMC Shareholders and the EMC Optionholders.

“EMC Shareholders” means the holders of EMC Common Shares.

“EMC Warrants” means all unexercised warrants to acquire common shares of EMC,

(c)	issued pursuant to a brokered private placement on April 6, 2006,

(d)	issued pursuant to a brokered private placement on April 13, 2006,

(e)	issued as agent's compensation on April 6, 2006, and

(f)	issued as finder's fee warrants on April 13, 2006.

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms.

“Environmental Laws” means all applicable federal, state, provincial, municipal or local statutes, regulations, by-laws, orders, rules, policies or guidelines of any Governmental Entity having the force of law, and any requirements or obligations arising under the common law, relating to the Environment, the protection of the Environment, the transportation of dangerous goods or occupational, employee and public health and safety.

“Environmental Permits” means all permits, certificates, approvals, consents, authorizations, registrations, directions, instructions and licenses issued by or provided to, as the case may be, any Governmental Entity pursuant to any Environmental Law.

“Exon-Florio Filing” means a joint voluntary notification to CFIUS by Uranium One and EMC of their intent to pursue the Arrangement, in compliance with the requirements of Subpart D of 31 CFR 800.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by such court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal.

“GAAP” means generally accepted accounting principles approved by the appropriate governing body of the relevant jurisdiction.

“Golden Predator” means Golden Predator Mines Inc., a Subsidiary of EMC.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Materials” means any chemicals, materials, substances or wastes in any amount or concentration which are defined as or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “toxic wastes”, “pollutants,” “regulated substances” or “contaminants” or words of similar import under any applicable Environmental Laws.

“Hobson Plant” has the meaning ascribed thereto in EMC’s annual information form for the year ended June 30, 2006 dated September 28, 2006.

“Holder Support Agreements” has the meaning ascribed thereto in subsection 8(dd).

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Interim Order” means the interim order of the Court, which will provide: (i) notice is to be provided in respect of the Arrangement and the EMC Meeting and for the manner in which such notice is to be provided; (ii) that the requisite approval for the EMC Resolution will be two-thirds of the votes cast on the EMC Resolution by EMC Securityholders, voting together as a single class, present in person or by proxy at the EMC Meeting and entitled to vote thereat; (iii) that, in all other respects, the terms, restrictions and conditions of the articles of EMC, including quorum requirements and all other matters, and the provisions of Applicable Laws will apply in respect of the EMC Meeting; and (iv) the grant of dissent rights.

“JSE” has the meaning ascribed thereto in subsection 1(a)(ii).

“Management Support Agreements” has the meaning ascribed thereto in subsection 8(dd).

“Material Adverse Effect” means, in respect of a Party, any change (including a decision to implement a change made by the directors or senior management of a Party or any of its Subsidiaries), effect, event or occurrence which has, or would reasonably be expected to have, a material adverse effect on the business, affairs, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Party and its Subsidiaries taken as a whole, other than any change, effect, event or occurrence relating to: (a) the global economy or securities markets in general; (b) the price of uranium expressed in United States dollars; (c) the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (d) the uranium mining industry in general and not specifically relating to or disproportionately affecting such Party; and (e) any change in the trading price of the securities of a Party immediately following and reasonably attributable to the disclosure of the Business Combination.

“misrepresentation”, “material fact” and “material change” have the respective meanings ascribed to them in the Securities Act (Ontario).

“Mineral Properties” means with respect to a Party the natural or mineral resource or exploration properties of the Party or its Subsidiaries, and for greater certainty includes any mines or development projects in which the Party or its Subsidiaries has an interest.

“Owned Real Property” means with respect to a Party the real property owned by the Party or its Subsidiaries that is material to the conduct of the business of the Party or its Subsidiaries.

“Palagana Properties” has the meaning ascribed thereto in EMC’s annual information form for the year ended June 30, 2006 dated September 28, 2006.

“Parties” means Uranium One and EMC and “Party” means either one of them.

“Permitted Encumbrances” means, with respect to a Party and its Subsidiaries:

(a)	conflicts and overlaps of unpatented mining claims on fee lands; conflicting unpatented mining claims for which no maps were filed as required by law; the possibility that the boundaries of unpatented mining claims may not be marked on the ground; the possibility that unpatented mining claims may not have been located on open public lands; determinations whether unpatented mining claims should be located in the form of lodes or placers; rights granted to third parties by governmental entities or by statute to use the surface of lands covered by unpatented mining claims; and rights that would have been shown by a careful physical inspection or by an accurate survey of unpatented mining claims;

(b)	any rights-of-way or other rights granted by Canadian or U.S. Governmental Entities;

(c)	rights vested in or exercisable by Indigenous peoples including such rights arising out of the designation of lands in the U.S. as Indian Country;

(d)

inchoate or statutory liens for Taxes not at the time overdue, and inchoate or statutory liens for overdue Taxes the validity of which the Party or its Subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(e)

statutory liens incurred or deposits made in the ordinary course of the business of the Party and its Subsidiaries in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(f)

liens and privileges arising out of any judgment with respect to which the Party or any of its Subsidiaries intends to prosecute an appeal or proceedings for review but only for so long as there is a stay of execution pending the determination of such appeal or proceedings for review;

(g)	security given by the Party or any of its Subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of the Party and its Subsidiaries;

(h)

undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the business of the Party and its Subsidiaries, a claim for which has not been filed or registered pursuant to law or of which notice in writing has not been given to the Party or its Subsidiaries;

(i)	any reservations or exceptions contained in the original grants from the Crown or government, as applicable, and the paramount title of the government to lands covered by unpatented mining claims;

(j)

easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the provisions thereof and that they do not in the aggregate materially detract from the value of the Owned Real Property and will not materially and adversely affect the ability of the Party and its Subsidiaries to carry on their business as it has been carried on in the past; and

(k)

zoning by laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Owned Real Property, provided that they do not in the aggregate materially detract from the value of the Owned Real Property and will not materially and adversely affect the ability of the Party and its Subsidiaries to carry on their business as it has been carried on in the past.

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government entity, however designated or constituted.

“Plan of Arrangement” means the plan of arrangement to be proposed under section 288 of the BCBCA, substantially in the form and content attached as Schedule “I” to this Agreement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court.

“Pre-acquisition Reorganization” has the meaning ascribed thereto in subsection 8(ff).

“Principal Holders” has the meaning ascribed thereto in subsection 8(dd).

“Public Disclosure Documents” means, with respect to a Party, all forms, reports, schedules, statements (including financial statements and the notes thereto and any auditors’ report thereon) and other documents filed by such Party, including any predecessor to, or Subsidiary of, a Party, with the any applicable Securities Administrator and any applicable stock exchange and which are available to the public.

“Real Property Leases” means with respect to a Party the leases, subleases, easements and other agreements under which the Party or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the conduct of the business of the Party or its Subsidiaries.

“Recommendation” means the recommendation of the Board of Directors of EMC, given unanimously except for any director who is required by Applicable Law to abstain from voting thereon due to a conflict of interest, that EMC Securityholders approve the Arrangement and vote in favour of approving the EMC Resolution.

“Registrar” has the meaning attributed to that term in the British Columbia Business Corporations Act.

“Registration Statement” means the Form F-80 registration statement to be filed by Uranium One with the SEC under the 1933 Act, registering the Uranium One Common Shares to be issued by Uranium One to the EMC Shareholders, in exchange for the EMC Common Shares, on the Effective Date pursuant to the Arrangement.

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action defined in any Environmental Law.

“Replacement Options” has the meaning ascribed thereto in subsection 1(a)(iv).

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002 (H.R. 3763), as same may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Administrators” means, collectively, the Canadian Securities Administrators and the U.S. Securities Administrators and each is a “Securities Administrator”.

“Subsidiaries” means, in respect of a Party, another body corporate if that Party controls it, with directly or indirectly through another body corporate which that Party also controls, including, in the case of Uranium One, the Uranium One Material Subsidiaries and, in the case of EMC, the EMC Material Subsidiaries, and each is a “subsidiary”.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal which the Board of Directors of EMC receives, after the date hereof but before the date on which the EMC Resolution are passed and which it determines in good faith, after consultation with its financial advisors and after receiving written advice from counsel (copies of which will forthwith be provided to Uranium One, but the providing of such copy will not be deemed to generally waive any privilege between EMC and its outside counsel) that it would be inconsistent with its fiduciary duties under Applicable Laws not to consider such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction: (A) more favourable to its shareholders than the Business Combination; (B) having consideration with a value per EMC Common Share equal to at least 105% of the value per EMC Common Share provided by the Business Combination (as it may be amended pursuant to Section 18); (C) that is reasonably capable of being completed within a reasonable period of time; and (D) which is not contingent upon financing.

“Tax” or “Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, customs, duties, severance, stamp, occupation, or premium taxes, (ii) all withholdings on amounts paid to or by a Person, (iii) all employment insurance premiums, (iv) pension plan contributions or premiums required under Applicable Laws, (v) any fine, penalty, interest, or addition to tax, (vi) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vii) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” includes all returns, elections, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes which are required to be filed with, or supplied to, any Governmental Entity with taxing authority.

“Termination Date” means November 30, 2007.

“the knowledge of” and similar references mean the actual knowledge, without additional inquiry of (a) William Sheriff, Paul Matysek, William Lupien and George Lim in the case of EMC and (b) Neal Froneman, John Sibley and Jean Nortier, in the case of Uranium One.

“TSX” has the meaning ascribed thereto in subsection 1(a)(ii).

“Uranium One” has the meaning ascribed thereto on the first page of this Agreement.

“Uranium One Common Shares” has the meaning ascribed thereto in subsection 1(a)(i).

“Uranium One Material Subsidiaries” means Uranium One Africa Limited, Uranium One Australia Pty Limited, UrAsia Energy Ltd., UrAsia Energy Holdings Ltd., Deanco Limited, Kazakhstanskaya Investitsionnaya Gruppa Astana LLP, Betpak Dala LLP, UrAsia London Limited, Kyzylkum LLP, Christina Investments Ltd., UrAsia In Kyrgyzstan LLC.

“Uranium One Shareholders” has the meaning ascribed thereto in subsection 2(a).

“U.S. Securities Administrators” means the SEC and any state securities commission and each is a “U.S. Securities Administrator”.

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states.

Schedule “B”
Representations and Warranties of EMC

(a)

each of EMC and Golden Predator is incorporated and is in good standing under the laws of British Columbia and is a “foreign private issuer”, as defined in Regulation S under the 1933 Act and Rule 3b-4 under the 1934 Act.

(b)

each of EMC’s Subsidiaries is duly incorporated, amalgamated, continued or formed and organized and is in good standing under the laws of their respective jurisdictions of incorporation, amalgamation, continuance or formation;

(c)

EMC and each of its Subsidiaries is duly qualified to carry on its business (including by being registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation where necessary), and is in good standing, in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such qualification necessary except where failure to do so would not have a Material Adverse Effect in respect of EMC;

(d)

all Subsidiaries material to EMC and the ownership of the shares of or interests in each such Subsidiary is accurately disclosed in Schedule “D”, all such shares, if any, are validly issued, fully paid and non-assessable, and all such shares or interests are legally and beneficially owned by EMC or its Subsidiaries, as applicable, free and clear of all Encumbrances other than Permitted Encumbrances. There are no options, warrants, conversion privileges, pre- emptive rights or other rights, agreements or arrangements obligating EMC or any of the EMC Material Subsidiaries to issue, sell or acquire any securities of or interests in any of its EMC Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the EMC Material Subsidiaries or any other Person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of EMC or any of the EMC Material Subsidiaries;

(e)

EMC has filed with the applicable Securities Administrators, stock exchanges, and all other applicable Governmental Entities, as applicable, all forms, reports, schedules, statements and other documents required to be filed by it in all material respects since January 1, 2006, except such forms or filings that if not filed or made would not reasonably be expected to have a Material Adverse Effect;

(f)

Since January 1, 2006, each of EMC’s Public Disclosure Documents at the time filed, except to the extent that any statements contained therein have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, (ii) contain no untrue statement of a material fact nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement from being misleading in light of the circumstances in which it was made, and (iii) complied in all material respects with the requirements of Applicable Laws;

(g)

EMC has not filed any confidential material change report, confidential treatment request or other document with any applicable Securities Administrator or any other applicable Governmental Entities since June 30, 2006, which remains confidential;

(h)	EMC has the full corporate power, capacity and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement;

(i)

this Agreement has been duly authorized, executed and delivered by EMC and constitutes a legal, valid and binding obligation of EMC enforceable against EMC in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally, and subject to the qualifications that equitable remedies, including, without limitation, injunctive relief and specific performance, may be granted only in the discretion of a court of competent jurisdiction;

(j)

the execution and delivery of this Agreement, the consummation by EMC of the transactions contemplated in this Agreement and compliance by EMC with the terms of this Agreement do not and will not result in (i) any violation of the articles or by-laws or similar constating documents of EMC or of any of its Subsidiaries, (ii) violate any resolution of the directors or shareholders of EMC, (iii) give rise to a right to terminate or accelerate the due date of any payment or indebtedness due under, (iv) trigger a payment under, (v) conflict with, violate or result in the breach of any term or provision of, or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or (vi) result in the execution or imposition of any right, lien, charge or Encumbrance upon any properties, businesses or assets of EMC or any of its Subsidiaries under:

(i)

any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which EMC or any Subsidiary is a party or by which EMC or any Subsidiary or any of their respective properties, businesses or assets is bound or affected;

(ii)	any franchise, license or permit held by EMC or any of its Subsidiaries or of which EMC or any of its Subsidiaries has an interest; or

(iii)	any Applicable Laws or any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over EMC or any Subsidiary or any of their properties, businesses or assets;

except any such conflicts, violations, defaults, rights, liens, charges or Encumbrances that, individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect in respect of EMC;

(k)

other than the Appropriate Regulatory Approvals and Consents applicable to EMC, no sanction, ruling, consent, order, exemption, permit, consent, waiver or other approval, license order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to EMC or any of the EMC Material Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by EMC, the performance of its obligations hereunder or the consummation by EMC of the transactions contemplated hereby other than any regulatory approvals and consents or other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect in respect of EMC or prevent or materially delay the consummation of any of the transactions contemplated hereunder or materially impair EMC’s ability to perform its obligations hereunder;

(l)

the consolidated financial statements of EMC (including the notes thereto and any auditors’ report thereon) included in its Public Disclosure Documents pursuant to the requirements of Applicable Laws present fairly its consolidated financial position, its consolidated results of operations and cash flows and surplus or deficit and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with Canadian GAAP, as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), have been audited in accordance with Canadian generally accepted auditing standards, as applicable (except, in the case of unaudited statements, as permitted by Securities Administrators), and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments);

(m)

management of EMC has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by EMC in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation, the federal securities laws of the United States and the rules of the SEC is recorded, processed, summarized and reported within the time periods specified in such legislation, laws and rules. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by EMC in its annual filings, interim filings or other reports filed, furnished or submitted under provincial and territorial securities legislation, the federal securities laws of the United States and the rules of the SEC is accumulated and communicated to EMC’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure;

(n)

EMC maintains internal control over financial reporting (as defined in Rule 13a- 15 under the 1934 Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of EMC, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of EMC are being made only in accordance with authorizations of management and directors of EMC, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EMC’s assets that could have a material effect on its financial statements;

(o)

EMC has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to EMC’s auditors and the audit committee of EMC’s board of directors (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect EMC’s ability to record, process, summarize and report financial information and has identified for EMC’s auditors and EMC’s board of directors any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in EMC’s internal control over financial reporting. EMC has made available to Uranium One a summary of any such disclosure made by management to EMC’s auditors and audit committee;

(p)

to the knowledge of EMC, there is no effect, event, occurrence or state of facts that would, or would reasonably be expected to prevent the chief executive officer and/or the chief financial officer from properly providing the certifications required under (A) Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” under Form 52-109F1 “Certification of Annual Filings” in respect of the fiscal year ending June 30, 2006 and (B) Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, without taking into account any transactions contemplated by this Agreement;

(q)

neither EMC nor any of its Subsidiaries nor, to EMC’s knowledge, any director, officer, employee, auditor, accountant or representative of EMC or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of EMC or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that EMC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors of EMC;

(r)

as of the date of this Agreement, there are no claims, actions, suits, judgments, investigations or proceedings of any kind outstanding, pending or to the best knowledge of EMC, threatened against or affecting EMC or its Subsidiaries or any of their respective properties and assets or their respective directors, officers or promoters at law or in equity or before any Governmental Entity of any kind that, if adversely determined, would reasonably likely to materially delay consummation of the Business Combination or prevent EMC from carrying out its obligations hereunder or result in a Material Adverse Effect with respect to EMC, nor is EMC aware of any facts or circumstances that could form the basis for any such claim, action, suit, judgment, investigation or proceeding;

(s)	no shareholder rights plan is in force in respect of EMC;

(t)

no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from EMC or any of its Subsidiaries of any material assets of EMC or any of its Subsidiaries and neither EMC nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any securities or any assets which could reasonably be expected to be material to EMC;

(u)

the financial books, records and accounts of EMC and its Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of EMC and its Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of EMC. EMC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements and (b) to maintain accountability for assets. EMC and its Subsidiaries’ corporate records and minute books have been maintained in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Uranium One;

(v)

neither EMC nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of EMC or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement;

(w)	as of the date of this Agreement, to the knowledge of EMC, there are no investigations or reviews by any Governmental Entity with respect to EMC or its

Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same;

(x)

EMC has not entered into any agreement that would entitle any Person to any valid claim against EMC for a broker’s commission, finder’s fee, expense reimbursement or any like payment in respect of the Business Combination or any other matter contemplated by this Agreement;

(y)

neither EMC nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or otherwise, which is not disclosed or reflected in its most recent publicly-disclosed consolidated financial statements or any Public Disclosure Documents made available to the public since the date of such financial statements;

(z)	other than as disclosed in EMC’s financial statements there are no related-party transactions or off-balance sheet structures or transactions with respect to EMC or any of its Subsidiaries;

(aa)

there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of EMC threatened against EMC or any of its Subsidiaries before any Governmental Entity;

(bb)

neither EMC nor any of its Subsidiaries is in violation of any term of (i) its articles or by-laws or similar constating documents, (ii) any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which EMC or any Subsidiary is a party or by which EMC or any Subsidiary or any of their respective properties, businesses or assets is bound or affected, (iii) any franchise, license or permit held by EMC or any of its Subsidiaries or of which EMC or any of its Subsidiaries has an interest, (iv) any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over EMC or any Subsidiary or any of their properties, businesses or assets, or (v) any Applicable Laws, the consequence of which violation does or would reasonably be expected to (A) constitute, individually or in the aggregate, a Material Adverse Effect or (B) prevent or materially delay the Business Combination or the performance by EMC of its obligations under this Agreement;

(cc)

EMC and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on or in which its assets are located except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect;

(dd)

EMC and each of its Subsidiaries possess all certificates, authorizations, permits or licenses issued by the appropriate Governmental Entities required to carry on their respective businesses and operations as currently conducted and all such certificates, authorizations, permits and licenses are valid and subsisting and in good standing. EMC and its Subsidiaries are in compliance with the terms of such certificates, authorizations, permits and licenses, and, to EMC’s knowledge, neither EMC nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect in respect of EMC;

(ee)	as of the date of this Agreement, EMC and its Subsidiaries (and their respective businesses and operations):

	(i)	have obtained all Environmental Permits that are required to carry on their respective businesses and operations under all applicable Environmental Laws, and

	(ii)	are in compliance with all applicable Environmental Laws and Environmental Permits in each jurisdiction in which they carry on business or have assets,

except where the non-compliance with such laws or permits or failure to obtain such permits could not reasonably be expected to have a Material Adverse Effect;

(ff)

there are no claims pending or, to the knowledge of EMC, threatened against EMC or any of its Subsidiaries alleging the violation of or non-compliance with Environmental Laws or Releases of Hazardous Materials, except for claims which if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. To the knowledge of EMC, no Releases of Hazardous Materials have occurred at, from, in, to, on, or under any property currently or formerly owned, operated, controlled, managed or leased by EMC or any of its Subsidiaries at levels that would reasonably be expected to require investigation, remediation, monitoring or other similar response or remedial actions under Environmental Laws. To the knowledge of EMC, neither EMC nor any of its Subsidiaries has transported or arranged for the treatment, storage, handling, disposal of any Hazardous Materials to any off-site location that has or could reasonably be expected to result in a claim under or relating to any Environmental Laws against EMC or any of its Subsidiaries, except for claims which, if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. To the knowledge of EMC, no facts, circumstances or conditions exist, the presence of Hazardous Materials at, in, on or migrating to or from any property currently or formerly owned, operated, controlled, managed, or leased by EMC or any of its Subsidiaries, that would reasonably be expected to result in EMC or its Subsidiaries incurring liability under Environmental Laws, which liability constitutes, individually or in the aggregate, a Material Adverse Effect;

(gg)

to the knowledge of EMC, neither EMC or any of its Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Materials at any location: (i) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (ii) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action; or (iii) that is the subject of enforcement action by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against EMC or any of the its Subsidiaries. No site or facility now or to the knowledge of EMC, previously owned, operated or leased by EMC or any of its Subsidiaries is listed or, to the knowledge of EMC, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action or is the subject of remedial action;

(hh)	EMC and each of its Subsidiaries have good and marketable title to their assets and properties free and clear of all Encumbrances of any kind whatsoever other than Permitted Encumbrances;

(ii)

the disclosure made in EMC’s Public Disclosure Documents (including without limitation technical reports) concerning the Mineral Properties of EMC and its Subsidiaries is complete and accurate in all material respects and all known facts of a scientific or technical nature are fully and accurately disclosed in EMC’s most recent public technical report, related to such Mineral Properties, and nothing has come to the attention of EMC to indicate that any of the foregoing statements are or may be inaccurate in any material respect;

(jj)

EMC has provided to Uranium One all material information regarding all Mineral Properties owned, leased, or otherwise held by EMC or its Subsidiaries that are material to the conduct of the business of EMC or its Subsidiaries, and all such information as made available to Uranium One is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(kk)

all interests and rights in the Mineral Properties are (i) owned or held by EMC or its Subsidiaries as owner thereof with good and marketable title, (ii) in good standing, valid, subsisting and enforceable under the Applicable Laws of the jurisdictions in which the Mineral Properties are located, (iii) sufficient to permit EMC and its Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and (iv) free and clear of any title defects or Encumbrances, other than Permitted Encumbrances;

(ll)

any and all of the agreements and other documents and instruments pursuant to which EMC and its Subsidiaries hold the Mineral Properties and/or their interests and rights therein (including any interest in, or right to earn an interest in, any of the Mineral Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof and neither EMC nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. All leases, licences and claims pursuant to which EMC or any Subsidiary hold the Mineral Properties and/or their interests and rights therein are in good standing in all material respects and neither EMC nor any Subsidiary is in default of any of the material provisions of any such leases, licences and claims nor has any such default been alleged;

(mm)

other than as disclosed in EMC’s Public Disclosure Documents, none of the Mineral Properties or any Mineral Rights therein is subject to any option, pre- emption right, right of first refusal or purchase, or acquisition right;

(nn)

other than as disclosed in EMC’s Public Disclosure Documents, no royalty or other payment is payable in respect of any of the Mineral Properties and all work required to be performed in connection therewith has been performed;

(oo)

other than as disclosed in EMC’s Public Disclosure Documents, there are no restrictions on the ability of EMC or its Subsidiaries to use, transfer or otherwise exploit any of their interests and rights in the Mineral Properties, and EMC and its Subsidiaries do not know of any claim or basis for any claim that may adversely affect such rights or interests;

(pp)

other than as disclosed in EMC’s Public Disclosure Documents, neither EMC nor any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit their interests and rights in the Mineral Properties;

(qq)

EMC and the Subsidiaries have all surface rights, access rights and other property rights and interests relating to the Mineral Properties necessary to permit EMC and the Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and no other property rights are necessary for the conduct of EMC’s or its Subsidiaries’ business;

(rr)

EMC has provided to Uranium One all material information regarding all Owned Real Property of EMC and its Subsidiaries and all such information as made available to Uranium One is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading. EMC and or its Subsidiaries have good and marketable title to all of its Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances;

(ss)

EMC has provided to Uranium One all material information regarding all Real Property Leases of EMC and its Subsidiaries. Each such Real Property Lease constitutes is valid and legally binding on the parties thereto, and is in full force and effect. All rents and other sums and charges payable by EMC and its Subsidiaries as tenants under such Real Property Leases are current and no termination event or condition or uncured default on the part of EMC or any such Subsidiary or, to EMC’s knowledge, the landlord, exists under any such Real Property Lease. EMC and its Subsidiaries have a good and valid interest in each parcel of such Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances;

(tt)

all real and tangible personal property of EMC and each of its Subsidiaries necessary for the conduct of the business currently carried on by EMC and its Subsidiaries is in good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and could not be reasonably expected to have, a Material Adverse Effect;

(uu)

all material contracts and agreements of EMC and its Subsidiaries have been disclosed in EMC’s Public Disclosure Documents and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) have been provided to Uranium One. EMC and its Subsidiaries are in compliance in all material respects with all contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by EMC or its Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by EMC or its Subsidiaries, exists with respect thereto;

(vv)

EMC and each of its Subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect, except where the failure to obtain such insurance coverage would not reasonably be expected to have a Material Adverse Effect on EMC’s business or operations or those of its Subsidiaries;

(ww)

since June 30, 2006, there has not been any adverse material change with respect to EMC or any of its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the businesses or assets or the right or capacity of EMC or any of its Subsidiaries to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(xx)	EMC has provided to Uranium One copies of all of its Benefit Plans;

(yy)	no employee or consultant of EMC or any of its Subsidiaries is on a short or long term disability leave or leave of absence;

(zz)	neither EMC nor any of its Subsidiaries:

(i) is a party to any written or oral policy, agreement, obligation or understanding providing for severance, unemployment compensation, golden parachute, termination payments, bonus, commission, pay or otherwise or an increase in any benefits payable under any Benefit Plans or the acceleration of time or payment or vesting of any such payments to any director or officer of EMC or any of its Subsidiaries, whether directly or indirectly, upon the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement and compliance by EMC with the terms of this Agreement, for which the aggregate severance payments exceed $100,000;

(ii)

is a party to any contract with a former employee who, if a former employee of a Subsidiary, ceased to be an employee of that Subsidiary after the date of EMC’s acquisition of that Subsidiary, other than for release of all claims;

(iii)	is a party to any employment contract with an employee, except as disclosed to Uranium One;

(iv)

has any employee or consultant whose employment or contract with EMC or any of its Subsidiaries, respectively, cannot be terminated without payment upon a maximum of 12 months’ notice or severance, except as may otherwise be required under Applicable Laws;

(v)

is a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent which may qualify as a trade union, which would apply to any employees of EMC or any of the Subsidiaries, nor has any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent applied or threatened to apply for certification as bargaining agent for the employees of EMC or any of the Subsidiaries, nor is there a threatened or apparent union-organizing campaign for employees not covered under a collective bargaining agreement; and

(vi)	subject to any current, pending or threatened strike or lockout;

(aaa)

EMC and its Subsidiaries have been and are being operated in compliance in all material respects with all Applicable Laws relating to employees including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, pay practices, workers’ compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to EMC’s knowledge, threatened, complaints, charges, orders and its investigations, prosecutions, litigation, proceedings or claims against EMC or any of its Subsidiaries before any federal, state, municipal or other Governmental Entity, commission, board, bureau, agency or arbitrator, arbitration tribunal or instrumentality, whether domestic or foreign based on, arising out of, in connection with, or otherwise relating to unfair labour practices, the employment application for employment of or termination of employment of any individual by EMC or any of its Subsidiaries respecting employment or labour standards, including but not limited to employment equity, pay equity, labour relations, workers’ compensation or workplace safety and insurance, occupational health and safety, privacy, wrongful dismissal or human rights laws;

(bbb)	neither EMC nor its Subsidiaries are delinquent in payments to any current employee or for any services performed for it to the date hereof or amounts required to be reimbursed to such employees;

(ccc)

EMC and its Subsidiaries have, for each U.S. employee of EMC and/or its Subsidiaries hired after November 8, 1986, completed and retained an Immigration and Naturalization Service Form I-9 in accordance with Applicable Laws, and do not have: (a) a non-immigrant employee whose status would terminate or otherwise be affected by the business transaction consummated under this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status;

(ddd)

since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), neither EMC nor any of its Subsidiaries have effected a “plant closing” (as that term is defined in the WARN Act) affecting any U.S. site of employment or one or more facilities or operating units within any site of employment of facility of EMC or any Subsidiary, or a “mass layoff” (as that term is defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of facility of EMC or any Subsidiary; nor have they been affected by any transaction or engaged in layoffs or employment terminations sufficient to trigger application of any similar state or local law;

(eee)

there are no material notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other communications related thereto which EMC or any of its Subsidiaries has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the business is carried on which are unpaid on the date hereof or which will be unpaid at the Effective Time and there are no facts or circumstances which may result in a material increase in liability from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Effective Time. The accident cost experience of EMC and each of its Subsidiaries is such that there are no such material pending or possible assessments and there are no claims or potential claims which may materially affect the accident cost experience of EMC or any of its Subsidiaries;

(fff)

EMC, its Subsidiaries, and its predecessors have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon EMC or its

Subsidiaries. All such Benefit Plans have been administered in accordance with the documents governing the Benefit Plans and all reports and filings with Governmental Entities required in connection with each Benefit Plan have been timely made. Neither EMC, its predecessors or its Subsidiaries maintains, or has maintained, any “employee pension benefit plan” as defined in section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). No outstanding stock options to acquire the common stock of EMC were awarded with an exercise price that is less than the fair market value of the stock on the date of grant;

(ggg)

all Benefit Plans of EMC maintained by or binding upon EMC or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by EMC or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon EMC or any of its Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority. EMC and its subsidiaries have complied at all times with COBRA obligations under Section 4980B of the U.S. Internal Revenue Code and Part VI of Subtitle B of ERISA (“COBRA”);

(hhh)

there are reasonable grounds for believing that (i) EMC is able to pay its liabilities as they become due, (ii) the realizable value of the assets of EMC are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of EMC will be prejudiced by the Business Combination;

(iii)	to the knowledge of EMC, neither EMC nor any of its Subsidiaries is a “surrogate foreign corporation” as described in Section 7874(a) of the U.S. Internal Revenue Code;

(jjj)

EMC and its Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, when due, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect in respect of EMC. EMC has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since the date of EMC’s most recently published consolidated financial statements, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and usual course of business. To the knowledge of EMC, there are no material proposed (but unassessed) reassessments or claims for additional Taxes and none have been asserted by the Canada Revenue Agency or any other Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to EMC or any of its Subsidiaries. There are no audits or proceedings in progress, pending or threatened against EMC or any of its Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(kkk)

the auditors of EMC are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of EMC;

(lll)

neither EMC nor its Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of EMC or any of its Subsidiaries and, with respect to its mineral property databases, EMC holds all such rights as are necessary to enable it to continue to use these databases, consistent with their past use or in the ordinary course of its business;

(mmm)

neither EMC nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of EMC or its Subsidiaries are conducted, (ii) limit any business practice of EMC or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by EMC or any of its Subsidiaries in any material respect;

(nnn)

to the knowledge of EMC, without investigation, no employee of EMC or any of its Subsidiaries is bound by any non-compete agreement or other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of EMC or its Subsidiaries;

(ooo)

EMC, its Subsidiaries, and to the knowledge of EMC, their respective directors, officers and promoters are not in breach of any Applicable Laws where non- compliance could reasonably be expected to have a Material Adverse Effect in respect of EMC;

(ppp)	EMC is a reporting issuer or the equivalent thereof in British Columbia, Alberta, Ontario, Quebec, and is not in default of any requirements of the applicable securities laws of Canada;

(qqq)	the EMC Common Shares are listed for trading on the TSX and ARCA and EMC is in material compliance with all of the listing and other requirements of such exchanges;

(rrr)

the EMC Common Shares will have been listed on the TSX for 12 calendar months effective June 15, 2007, EMC has been subject to the continuous disclosure requirements of at least one Canadian Securities Administrator for a period of at least 36 calendar months and EMC is in compliance with all obligations arising from such listing and reporting obligations;

(sss)	EMC is subject to the filing obligations imposed by Section 13 of the 1934 Act;

(ttt)

EMC is and, to EMC’s knowledge, all of its officers and directors are, in compliance in all material respects with and have complied in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the Sarbanes- Oxley Act;

(uuu)

no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by EMC or any of its Subsidiaries has been issued and is in force as of the date hereof and, to the knowledge of EMC, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(vvv)	EMC is not registered, and is not required to be registered, as an investment company under the U.S. Investment Company Act of 1940, as amended.

(www)	EMC’s authorized share capital consists of an unlimited number of EMC Common Shares, of which 83,255,037 EMC Common Shares were validly issued and are outstanding as fully paid and non-assessable;

(xxx)

all issuances of securities of EMC and its Subsidiaries have been made in compliance with all Applicable Laws, except where any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(yyy)

to the knowledge of EMC, as at the date hereof, the directors and officers of EMC directly or indirectly beneficially own or control 4,208,977 EMC Common Shares, EMC Options to purchase an aggregate of 4,850,500 EMC Common Shares and 99,350 EMC Warrants;

(zzz)

EMC has no, nor will there be immediately prior to the Effective Time, any options, warrants, conversion privileges, calls or other rights (including pre- emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of EMC or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of EMC or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of EMC or any of its Subsidiaries other than (i) EMC Options to purchase an aggregate of 7,731,818

Common Shares, (ii) EMC Warrants to purchase an aggregate of 3,245,319 EMC Common Shares and (iii) contingent obligations to issue up to 2,154,000 EMC Common Shares pursuant to the EMC Contingent Share Agreements, no registration rights are outstanding with respect to any securities issued or issuable by EMC or any of its Subsidiaries, and no contractual arrangements exist pursuant to which any Person has been appointed or has the right to nominate or appoint any Person as a director of EMC or any of its Subsidiaries;

(aaaa)	neither EMC nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates or to any EMC Securityholder;

(bbbb)	none of the directors or officers of EMC or any of their associates or EMC Shareholders is indebted or under obligation to EMC or to any of its Subsidiaries on any account whatsoever; and

(cccc)	neither EMC nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary;

(dddd)	the Board of Directors of EMC has received the EMC Fairness Opinion;

(eeee)	the Board of Directors of EMC (after receiving advice from its legal and financial advisors) has:

(i) approved this Agreement, the Business Combination and the transactions contemplated hereby;

(ii)

determined that, as of the date hereof, the Business Combination and the performance by EMC of its obligations under this Agreement and in connection with the Business Combination are in the best interests of EMC and the EMC Shareholders and that the Business Combination is fair to the EMC Shareholders;

(iii) determined to authorize the execution and delivery of this Agreement; and

(iv) determined, as of the date hereof, to make the Recommendation to EMC Securityholders; and

(ffff)	all written information, data and materials made available by EMC to Uranium One is true, complete and correct in all material respects as at the respective dates of which it was prepared.

Schedule “C”
Representations and Warranties of Uranium One

(a)

Uranium One and each of its Subsidiaries is duly incorporated, amalgamated, continued or formed and organized and is in good standing under the laws of their respective jurisdictions of incorporation, amalgamation, continuance or formation;

(b)

Uranium One and each of its Subsidiaries is duly qualified to carry on its business (including by being registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation where necessary), and is in good standing, in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect in respect of Uranium One;

(c)

all Subsidiaries material to Uranium One and the ownership of the shares of or interests in each such Subsidiary is accurately disclosed in Schedule “E”, all such shares, if any, are validly issued, fully paid and non-assessable, and all such shares or interests are legally and beneficially owned by Uranium One or its Subsidiaries, as applicable, free and clear of all Encumbrances other than Permitted Encumbrances. There are no options, warrants, conversion privileges, pre-emptive rights or other rights, agreements or arrangements obligating Uranium One or any of the Uranium One Material Subsidiaries to issue, sell or acquire any securities of or interests in any of its Uranium One Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the Uranium One Material Subsidiaries or any other Person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of Uranium One or any of the Uranium One Material Subsidiaries;

(d)

Since December 31, 2006 Uranium One has furnished to the SEC all information required under Rule 12g3-2b under the 1934 Act and, to the knowledge of Uranium One, it is in material compliance with the terms and conditions of Rule 12g3-2b. Uranium One is a “foreign private issuer” as defined in Regulation S under the 1933 Act and Rule 3b-4 under the 1934 Act;

(e)

Uranium One has filed with the applicable Canadian Securities Administrators, stock exchanges, and all other applicable Governmental Entities, as applicable, all forms, reports, schedules, statements and other documents required to be filed by it in all material respects since December 31, 2006, except such forms or filings that if not filed or made would not reasonably be expected to have a Material Adverse Effect;

(f)

Since December 31, 2006, Uranium One’s Public Disclosure Documents at the time filed, except to the extent that any statements contained therein have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, (ii) contain no untrue statement of a material fact nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement from being misleading in light of the circumstances in which it was made, and (iii) complied in all material respects with the requirements of Applicable Laws;

(g)

Uranium One has not filed any confidential material change report or other document with any applicable Canadian Securities Administrator or any other applicable Governmental Entities since December 31, 2006, which remains confidential;

(h)	Uranium One has the full corporate power, capacity and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement;

(i)

this Agreement has been duly authorized, executed and delivered by Uranium One and constitutes a legal, valid and binding obligation of Uranium One enforceable against Uranium One in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally, and subject to the qualifications that equitable remedies, including, without limitation, injunctive relief and specific performance, may be granted only in the discretion of a court of competent jurisdiction;

(j)

the execution and delivery of this Agreement, the consummation by Uranium One of the transactions contemplated in this Agreement and compliance by Uranium One with the terms of this Agreement do not and will not result in (i) any violation of the articles or by-laws or similar constating documents of Uranium One or of any of its Subsidiaries, (ii) violate any resolution of the directors or shareholders of Uranium One, (iii) give rise to a right to terminate or accelerate the due date of any payment or indebtedness due under, (iv) trigger a payment under, (v) conflict with, violate or result in the breach of any term or provision of, or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or (vi) result in the execution or imposition of any right, lien, charge or Encumbrance upon any properties, businesses or assets of Uranium One or any of its Subsidiaries under:

(i)

any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which Uranium One or any Subsidiary is a party or by which Uranium One or any Subsidiary or any of their respective properties, businesses or assets is bound or affected;

	(ii)	any franchise, license or permit held by Uranium One or any of its Subsidiaries or of which Uranium One or any of its Subsidiaries has an interest; or

(iii)

any Applicable Laws or any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over Uranium One or any Subsidiary or any of their properties, businesses or assets;

except any such conflicts, violations, defaults, rights, liens, charges or Encumbrances that, individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect in respect of Uranium One;

(k)

other than the Appropriate Regulatory Approvals and Consents applicable to Uranium One, no sanction, ruling, consent, order, exemption, permit, consent, waiver or other approval, license order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to Uranium One or any of the Uranium One Material Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Uranium One, the performance of its obligations hereunder or the consummation by Uranium One of the transactions contemplated hereby other than any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect in respect of Uranium One or prevent or materially delay the consummation of any of the transactions contemplated hereunder or materially impair Uranium One’s ability to perform its obligations hereunder;

(l)

the consolidated financial statements of Uranium One (including the notes thereto and any auditors’ report thereon) included in its Public Disclosure Documents pursuant to the requirements of Applicable Laws present fairly its consolidated financial position, its consolidated results of operations and cash flows and surplus or deficit and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with Canadian GAAP, as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), have been audited in accordance with Canadian generally accepted auditing standards, as applicable (except, in the case of unaudited statements, as permitted by Canadian Securities Administrators), and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments);

(m)

as of the date of this Agreement, there are no claims, actions, suits, judgments, investigations or proceedings of any kind outstanding, pending or to the best knowledge of Uranium One, threatened against or affecting Uranium One or its Subsidiaries or any of their respective properties and assets or their respective directors, officers or promoters at law or in equity or before any Governmental Entity of any kind that, if adversely determined, would reasonably likely to prevent or materially delay consummation of the Business Combination or prevent Uranium One from carrying out its obligations hereunder or result in a Material Adverse Effect with respect to Uranium One, nor is Uranium One aware of any facts or circumstances that could form the basis for any such claim, action, suit, judgment, investigation or proceeding;

(n)	no shareholder rights plan is in force in respect of Uranium One;

(o)

no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Uranium One or any of its Subsidiaries of any material assets of Uranium One or any of its Subsidiaries and neither Uranium One nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any securities or any assets which could reasonably be expected to be material to Uranium One;

(p)

the financial books, records and accounts of Uranium One and the Uranium One Material Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Uranium One and the Uranium One Material Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of Uranium One. Uranium One has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements and (b) to maintain accountability for assets. Uranium One and the Uranium One Material Subsidiaries’ corporate records and minute books have been maintained in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to EMC;

(q)

neither Uranium One nor any of the Uranium One Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $3,000,000 as a condition to or a necessity for the right or ability of Uranium One or any of the Uranium One Material Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement;

(r)

as of the date of this Agreement, to the knowledge of Uranium One, there are no investigations or reviews by any Governmental Entity with respect to Uranium One or its Subsidiaries pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same;

(s)

neither Uranium One nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or otherwise, which is not disclosed or reflected in its most recent publicly-disclosed consolidated financial statements or any Public Disclosure Documents made available to the public since the date of such financial statements;

(t)

there are no related-party transactions other than as disclosed in Uranium One’s Public Disclosure Documents or off-balance sheet structures or transactions with respect to Uranium One or any of its Subsidiaries;

(u)

there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Uranium One threatened against Uranium One or any of its Subsidiaries before any Governmental Entity;

(v)

neither Uranium One nor any of its Subsidiaries is in violation of any term of (i) its articles or by-laws or similar constating documents, (ii) any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which Uranium One or any Subsidiary is a party or by which Uranium One or any Subsidiary or any of their respective properties, businesses or assets is bound or affected, (iii) any franchise, license or permit held by Uranium One or any of its Subsidiaries or of which Uranium One or any of its Subsidiaries has an interest, (iv) any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over Uranium One or any Subsidiary or any of their properties, businesses or assets, or (v) any Applicable Laws, the consequence of which violation does or would reasonably be expected to (A) constitute, individually or in the aggregate, a Material Adverse Effect in respect of Uranium One or (B) prevent or materially delay the Business Combination or the performance by Uranium One of its obligations under this Agreement;

(w)

Uranium One and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on or in which its assets are located except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect;

(x)

Uranium One and each of its Subsidiaries possess, all certificates, authorizations, permits or licenses issued by the appropriate Governmental Entities required to carry on their respective businesses and operations as currently conducted and all such certificates, authorizations, permits and licenses are valid and subsisting and in good standing. Uranium One and its Subsidiaries are in compliance with the terms of such certificates, authorizations, permits and licenses, and, to Uranium One’s knowledge, neither Uranium One nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect in respect of Uranium One;

(y)	as of the date of this Agreement, Uranium One and its Subsidiaries (and their respective businesses and operations):

(i) have obtained, or filed applications or transfers for, all Environmental Permits that are required to carry on their respective businesses and operations under all applicable Environmental Laws, and

(ii)

are in compliance with all applicable Environmental Laws and have obtained, or filed applications or transfers for, all Environmental Permits in each jurisdiction in which they carry on business or have assets, except where the non-compliance with such laws or permits or failure to obtain such permits could not reasonably be expected to have a Material Adverse Effect;

(z)

there are no claims pending or, to the knowledge of Uranium One, threatened against Uranium One or any of its Subsidiaries alleging the violation of or non- compliance with Environmental Laws or Releases of Hazardous Materials, except for claims which if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Uranium One, no Releases of Hazardous Materials have occurred at, from, in, to, on, or under any property currently or formerly owned, operated, controlled, managed or leased by Uranium One or any of its Subsidiaries at levels that would reasonably be expected to require investigation, remediation, monitoring or other similar response or remedial actions under Environmental Laws. To the knowledge of Uranium One, neither Uranium One nor any of its Subsidiaries has transported or arranged for the treatment, storage, handling, disposal of any Hazardous Materials to any off-site location that has or could reasonably be expected to result in a claim under or relating to any Environmental Laws against Uranium One or any of its Subsidiaries, except for claims which, if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Uranium One, no facts, circumstances or conditions exist, including, the presence of Hazardous Materials at, in, on or migrating to or from any property currently or formerly owned, operated, controlled, managed, or leased by Uranium One or any of the its Subsidiaries, that would reasonably be expected to result in Uranium One or its Subsidiaries incurring liability under Environmental Laws, which liability constitutes, individually or in the aggregate, a Material Adverse Effect in respect of Uranium One;

(aa)

to the knowledge of Uranium One, neither Uranium One or any of its Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Materials at any location: (i) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (ii) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action; or (iii) that is the subject of enforcement action by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Uranium One or any of the its Subsidiaries. No site or facility now or to the knowledge of Uranium One, previously owned, operated or leased by Uranium One or any of its Subsidiaries is listed or, to the knowledge of Uranium One, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action or is the subject of remedial action;

(bb)	Uranium One and each of its Subsidiaries have good and marketable title to their assets and properties free and clear of all Encumbrances of any kind whatsoever, other than Permitted Encumbrances;

(cc)

the disclosure made in Uranium One’s Public Disclosure Documents (including without limitation technical reports) concerning the Mineral Properties of Uranium One and its Subsidiaries is complete and accurate in all material respects and all known facts of a scientific or technical nature are fully and accurately disclosed in Uranium One’s most recent public technical report related to such Mineral Properties, and nothing has come to the attention of Uranium One to indicate that any of the foregoing statements are or may be inaccurate in any material respect;

(dd)

Uranium One has provided to EMC all material information regarding all Mineral Properties owned, leased, or otherwise held by Uranium One or its Subsidiaries that are material to the conduct of the business of Uranium One or its Subsidiaries, and all such information as made available to EMC is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(ee)

all interests and rights in the Mineral Properties are (i) owned or held by Uranium One or its Subsidiaries as owner thereof with good and marketable title, (ii) in good standing, valid, subsisting and enforceable under the Applicable Laws of the jurisdictions in which the Mineral Properties are located, (iii) sufficient to permit Uranium One and its Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and (iv) free and clear of any title defects or Encumbrances, other than Permitted Encumbrances;

(ff)

any and all of the agreements and other documents and instruments pursuant to which Uranium One and its Subsidiaries hold the Mineral Properties and/or their interests and rights therein (including any interest in, or right to earn an interest in, any of the Mineral Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof and neither Uranium One nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. All leases, licences and claims pursuant to which Uranium One or any Subsidiary hold the Mineral Properties and/or their interests and rights therein are in good standing in all material respects and neither Uranium One nor any Subsidiary is in default of any of the material provisions of any such leases, licences and claims nor has any such default been alleged;

(gg)

none of the Mineral Properties or any Mineral Rights therein is subject to any option, pre-emption right, right of first refusal or purchase, or acquisition right, in each case except as set out in Uranium One’s Public Disclosure Documents;

(hh)

no royalty or other payment is payable in respect of any of the Mineral Properties and all work required to be performed in connection therewith has been performed, in each case except as set out in set out in Uranium One’s Public Disclosure Documents;

(ii)

there are no restrictions on the ability of Uranium One or its Subsidiaries to use, transfer or otherwise exploit any of their interests and rights in the Mineral Properties, and Uranium One and its Subsidiaries do not know of any claim or basis for any claim that may adversely affect such rights or interests, except as set out in Uranium One’s Public Disclosure Documents;

(jj)

neither Uranium One nor any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit their interests and rights in the Mineral Properties except as set out in Uranium One’s Public Disclosure Documents;

(kk)

Uranium One and the Subsidiaries have all surface rights, access rights and other property rights and interests relating to the Mineral Properties necessary to permit Uranium One and the Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and no other property rights are necessary for the conduct of Uranium One’s or its Subsidiaries’ business;

(ll)	Uranium One and or its Subsidiaries have good and marketable title to all of its Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances;

(mm)

all real and tangible personal property of Uranium One and each of its Subsidiaries necessary for the conduct of the business currently carried on by Uranium One and its Subsidiaries is in good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and could not be reasonably expected to have, a Material Adverse Effect;

(nn)

all material contracts and agreements of Uranium One and its Subsidiaries have been disclosed in Uranium One’s Public Disclosure Documents and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) have been provided to EMC. Uranium One and its Subsidiaries are in compliance in all material respects with all contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by Uranium One or its

Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by Uranium One or its Subsidiaries, exists with respect thereto;

(oo)

Uranium One and each of its Subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect, except where the failure to obtain such insurance coverage would not reasonably be expected to have a Material Adverse Effect on Uranium One’s business or operations or those of its Subsidiaries;

(pp)

since December 31, 2006, there has not been any adverse material change with respect to Uranium One or any of its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the businesses or assets or the right or capacity of Uranium One or any of its Subsidiaries to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(qq)	neither Uranium One nor any of the Uranium One Material Subsidiaries is:

(i)

a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent which may qualify as a trade union, which would apply to any employees of Uranium One or any of the Uranium One Material Subsidiaries, nor has any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent applied or threatened to apply for certification as bargaining agent for the employees of Uranium One or any of the Uranium One Material Subsidiaries, nor is there a threatened or apparent union-organizing campaign for employees not covered under a collective bargaining agreement; and

(ii) subject to any current, pending or threatened strike or lockout;

(rr)

Uranium One and its Subsidiaries have been and are being operated in compliance in all material respects with all Applicable Laws relating to employees including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers’ compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to Uranium One’s knowledge, threatened, complaints, charges, orders, investigations, prosecutions, litigation, proceedings or claims against Uranium One or any of its Subsidiaries with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to unfair labour practices, the employment of labour or the employment or termination of employment of any individual by Uranium One or any of its Subsidiaries including pursuant to employment or labour standards, employment equity, pay equity, labour relations, workers’ compensation or workplace safety and insurance, occupational health and safety, privacy, wrongful dismissal or human rights laws, other than any such complaints, charges, orders, investigations, prosecutions, proceedings or claims which do not constitute, individually or in the aggregate a Material Adverse Effect;

(ss)

there are no material notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other communications related thereto which Uranium One or any of the Uranium One Material Subsidiaries has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the business is carried on which are unpaid on the date hereof or which will be unpaid at the Effective Time and there are no facts or circumstances which may result in a material increase in liability from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Effective Time. The accident cost experience of Uranium One and each of any of the Uranium One Material Subsidiaries is such that there are no such material pending or possible assessments and there are no claims or potential claims which may materially affect the accident cost experience of Uranium One or any of the Uranium One Material Subsidiaries;

(tt)

Uranium One and its Subsidiaries have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon Uranium One or its Subsidiaries;

(uu)

all Benefit Plans of Uranium One maintained by or binding upon Uranium One or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of underfunding, non- compliance, failure to be in good standing or otherwise has been received by Uranium One or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon Uranium One or any of its Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority;

(vv)

there are reasonable grounds for believing that (i) Uranium One is able to pay its liabilities as they become due, (ii) the realizable value of the assets of Uranium One are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of Uranium One will be prejudiced by the Business Combination;

(ww)

Uranium One and the Uranium One Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, when due, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect in respect of Uranium One. Uranium One has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since the date of Uranium One’s most recently published consolidated financial statements, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and usual course of business. To the knowledge of Uranium One, there are no material proposed (but unassessed) reassessments or claims for additional Taxes and none have been asserted by the Canada Revenue Agency or any other Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Uranium One or any of the Uranium One Material Subsidiaries. There are no audits or proceedings in progress, pending or threatened against Uranium One or any of the Uranium One Material Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. Uranium One is a “Canadian Corporation” within the meaning of that term in the Income Tax Act (Canada);

(xx)

the auditors of Uranium One are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of Uranium One;

(yy)

except as disclosed in its Public Disclosure Documents, neither Uranium One nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Uranium One or its Subsidiaries are conducted, (ii) limit any business practice of Uranium One or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by Uranium One or its Subsidiaries in any material respect;

(zz)	Uranium One, its Subsidiaries, and to the knowledge of Uranium One, their respective directors, officers and promoters are not in breach of any Applicable

Laws where non-compliance could reasonably be expected to have a Material Adverse Effect in respect of Uranium One;

(aaa)

Uranium One is a reporting issuer or the equivalent thereof in each of the provinces of Canada, and is not in default in any material respects of any requirements of the applicable securities laws of Canada;

(bbb)

the Uranium One Common Shares are listed for trading on the TSX and JSE, Uranium One is in material compliance with all of the listing and other requirements of such exchanges and Uranium One has no reason to believe that the Uranium One Common Shares will not continue to be eligible for listing on the TSX and the JSE as a result of the completion of the Business Combination;

(ccc)

no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Uranium One or any of its Subsidiaries has been issued and is in force as of the date hereof and, to the knowledge of Uranium One, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(ddd)

Uranium One’s authorized share capital consists of an unlimited number of Uranium One Common Shares, of which 364,705,722 Uranium One Common Shares and nil first preferred shares are issued and outstanding as fully paid and non-assessable;

(eee)

all issuances of securities of Uranium One and its Subsidiaries have been made in compliance with all Applicable Laws, except where any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(fff)

Uranium One has no options, warrants, conversion privileges, calls or other rights (including pre-emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it other than (i) options to acquire 13,725,766 Uranium One Common Shares; (ii) warrants to acquire 9,695,819 Uranium One Common Shares; (iii) restricted share rights to acquire 340,119 Uranium One Common Shares, and (iv) debentures which are convertible into an aggregate of 7,762,500 Uranium One Common Shares;

(ggg)	except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i) neither Uranium One nor any of its Subsidiaries is materially indebted to any of its directors or officers or any of their associates or to any securityholder of Uranium One;

(ii)

none of the directors or officers of Uranium One or any of their associates or Uranium One Shareholders is materially indebted or under material obligation to Uranium One or to any of its Subsidiaries on any account whatsoever; and

(iii)	neither Uranium One nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary;

(hhh)	the Board of Directors of Uranium One (after receiving advice from its legal and financial advisors) has:

	(i)	approved this Agreement, the Business Combination and the transactions contemplated hereby; and

	(ii)	determined to authorize the execution and delivery of this Agreement; and

(iii)	all written information, data and materials made available by Uranium One to EMC is true, complete and correct in all material respects as at the respective dates of which it was prepared.

Schedule “D”
EMC Corporate Structure

Name	Jurisdiction of Incorporation	Percentage Owned
Energy Metals Corporation (US)	Nevada, USA	100%
Standard Uranium Inc.	British Columbia, Canada	100%
Western Fuels Inc.	Nevada, USA	100%
Clearwater Resources Inc.	Arizona, USA	100%
URN Resources Inc.	Nevada, USA	100%
URN Texas GP, LLC	Texas, USA	100%
URN South Texas Project, Ltd. (a limited partnership)	Texas, USA	100%
South Texas Mining Venture, L.L.P. (a limited liability partnership)	Texas, USA	99%
Quincy Energy Corp.	Nevada, USA	100%
Atlas Database Corp.	Delaware, USA	100%
Golden Predator Mines Inc.	British Columbia, Canada	100%
Golden Predator Mines US Inc.	Nevada, USA	100%
Southwest Uranium Inc.	British Columbia, Canada	100%
Southwest Uranium US Inc.	Nevada, USA	100%
Springer Mining Company	Nevada, USA	100%
High Plains Uranium, Inc.	New Brunswick, Canada	100%
High Plains Uranium, Inc.	Idaho, USA	100%

Schedule “E”
Uranium One Corporate Structure

Name	Jurisdiction of Incorporation	Equity Ownership Percentage	Voting Ownership Percentage	Number of Shares Owned / Partnership Interest	Authorized Share Capital	Issued and Outstanding Shares
Aflease Gold Limited	South Africa	67.6%(7)	67.6%(7)	339,011,680 ordinary shares	1,775,000,000 ordinary shares	501,414,600 ordinary shares
Christina Investments Ltd.	British Virgin Islands	100%(1)	100%(1)	2	50,000	2
Deanco Limited	Cyprus	100%(1)	100%(1)	1,200	1,200	1,200
Joint Venture Betpak Dala LLP	Kazakhstan	70%(3)	70%(3)	70% limited liability partnership interest	n/a	n/a
Kazakhstanskaya Investitsionnaya Gruppa Astana LLP	Kazakhstan	100%(2)	100%(2)	100% limited liability partnership interest	n/a	n/a
Kyzylkum LLP	Kazakhstan	30%(4)	30%(4)	30% limited liability partnership interest	n/a	n/a
New Kleinfontein Goldmine (Proprietary) Limited	South Africa	100%(9)	100%(9)	1 ordinary share	1000 ordinary shares	1 ordinary share
New Kleinfontein Mining Company (Pty) Ltd	South Africa	100%(8)	100%(8)	188,028,148 ordinary shares	200,000,000 ordinary shares	188,028,148 ordinary shares
Southern Cross Resources Australia (Pty) Ltd.	Australia	100%	100%	517,002 ordinary shares	unlimited ordinary shares	517,002 ordinary shares
Uranium One Africa Limited	South Africa	100%	100%	409,310,211 ordinary shares	500,000,000 ordinary shares	409,310,211 ordinary shares
UrAsia Energy Holdings Ltd.	British Virgin Islands	100%	100%	413,581,250	1,000,000,000	413,581,250

E-2

UrAsia Energy Ltd.	British Columbia	100%	100%	480,577,532	Unlimited	480,577,532
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%(5)	100%(5)	100% limited liability company interest	n/a	n/a
UrAsia London Limited(6)	British Virgin Islands	100%(1)	100%(1)	2	50,000	2

(1)	These companies are wholly-owned subsidiaries of UrAsia.
(2)	Deanco Limited owns a 100% interest in this limited liability partnership.
(3)	Kazakhstanskaya Investitsionnaya Gruppa Astana LLP owns a 70% interest in this limited liability partnership.
(4)	UrAsia London Limited owns a 30% interest in this limited liability partnership.
(5)	This company is a wholly-owned subsidiary of Christina Investments Ltd.
(6)	Outstanding shares of this entity are subject to an encumbrance relating to bonus payments in respect of the properties of Kyzylkum LLP.
(7)	This company is a subsidiary of Uranium One Africa Limited.
(8)	This company is a wholly-owned subsidiary of Aflease Gold Limited.
(9)	This company is a wholly-owned subsidiary of New Kleinfontein Mining Company (Pty) Ltd.

Schedule “F”

<*>

- and -

SXR URANIUM ONE INC.

HOLDER SUPPORT AND LOCK-UP AGREEMENT

<*>, 2007

F-2

PRIVATE AND CONFIDENTIAL

<*>, 2007

<*> (the “Shareholder”)

Dear Sirs:

Re:      Business Combination

SXR Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) are concurrently entering into a combination agreement (“Combination Agreement”) pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Uranium One will acquire all of the issued and outstanding common shares of EMC (“EMC Common Shares”) and securities of EMC convertible or exercisable into, or exchangeable for, EMC Common Shares (“EMC Convertible Securities”) from their holders in accordance with the terms of the Combination Agreement (the foregoing and all other transactions contemplated by the Combination Agreement are referred to as the “Business Combination”). Pursuant to the Business Combination each EMC Common Share will be exchanged for 1.15 common shares of Uranium One.

In order to be become effective, EMC securityholders will be required to approve the Business Combination at a meeting ( the “EMC Meeting”) called for that purpose. We understand that you support the Business Combination, you recognize that you and EMC will benefit from completion of the Business Combination by, among other things, providing enhanced liquidity and that you are therefore willing to provide us with a binding commitment to vote in favour of the Business Combination on the following terms: The Shareholder agrees that:

1.

at the EMC Meeting, the Shareholder will vote or cause to be voted in favour of the Business Combination all of the EMC Common Shares or other securities of EMC over which the Shareholder has direct or indirect voting power and which are entitled to vote at the EMC Meeting; and

2.

it will grant, execute and deliver to EMC (with a copy to Uranium One) at least two (2) business days prior to the EMC Meeting an irrevocable proxy in favour of Uranium One or its nominee (if so directed by Uranium One) in order that its voting rights at the EMC Meeting are exercised in favour of the Business Combination;

provided that the foregoing obligations will be immediately terminated if a third party makes a bona fide offer to acquire EMC or proposes any transaction as a result of which any party (including the third party’s affiliates and associates) becomes the beneficial owner, directly or indirectly, or exercises control or direction over EMC Common Shares carrying in excess of 50% of the total voting rights attached to the EMC Common Shares.

F-3

Please execute the duplicate copy of this letter and return it to me on or before midnight (Toronto time) on <*>, 2007.

Yours truly,

SXR URANIUM ONE INC.

By: ___________________________________________
       Name:
       Title:

By signing and returning this letter the Shareholder acknowledges that it has read this letter in its entirety, understands it and agrees to be bound by its terms and conditions, the Shareholder has obtained independent legal advice and is entering into this letter voluntarily.

<*>

By: ___________________________________________
       Name:
       Title:

Schedule “G”

<*>

- and -

SXR URANIUM ONE INC.

MANAGEMENT SUPPORT AND LOCK-UP AGREEMENT

May _____________, 2007

MANAGEMENT SUPPORT AND LOCK-UP AGREEMENT

THIS AGREEMENT made this day of May, 2007.

B E T W E E N:

<*> (the “Shareholder”)

c/o Energy Metals Corporation
Suite 1238 - 200 Granville Street
Vancouver, BC V6C 1S4

- and -

SXR URANIUM ONE INC., a corporation governed by the
federal laws of Canada (“Uranium One”)

WHEREAS:

A.

Uranium One and Energy Metals Corporation (“EMC” or the “Company”) are concurrently entering into the Combination Agreement pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Uranium One will acquire all of the issued and outstanding common shares of EMC (“EMC Common Shares” and individually a “EMC Common Share”) and securities of EMC convertible or exercisable into, or exchangeable for, EMC Common Shares (“EMC Convertible Securities”) from their holders in accordance with the terms of the Combination Agreement (the foregoing and all other transactions contemplated by the Combination Agreement are referred to as the “Business Combination”).

B.	As an inducement to Uranium One entering into the Combination Agreement, the Shareholder is desirous of entering into this Agreement.

C.

The Shareholder recognizes that the Business Combination will be of benefit to the undersigned and will benefit EMC by, among other things, providing enhanced liquidity, and acknowledges that Uranium One is relying on the following undertaking of the undersigned as an inducement to carrying out the Business Combination.

                         NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1                   Definitions

                         In addition to the terms defined elsewhere herein, all terms used herein which are denoted with initial capital letters shall, unless otherwise expressly provided or unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

“Acquisition Proposal” means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization liquidation, dissolution, share exchange, sale of assets representing more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as a whole, any purchase or sale of shares or other securities of EMC or any of its Subsidiaries or rights or interest therein or thereto representing more than 25% of the voting power of the share capital of EMC or any of its Subsidiaries representing more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as whole, or similar transactions involving EMC and/or such Subsidiaries, excluding the Business Combination and the transaction contemplated by this Agreement;

“Act” means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

“Affiliate” shall have the meaning ascribed thereto in the Act;

“Agreement” means this agreement among the Parties hereto together with the Schedule hereto, as the same may be amended, from time to time, and the expressions “herein”, “hereof”, “hereto” “above”, “below” and similar expressions refer to this Agreement and, where applicable, to the Schedule hereto;

“Associate” shall have the meaning ascribed thereto in the Act;

“Business Day” means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa, or Vancouver, British Columbia, Canada;

“Combination Agreement” means the combination agreement to be entered into by Uranium One and EMC contemporaneously herewith in order to effect the Business Combination;

“Company Meeting” means any meeting conducted, or any other action taken, by the Company (including any and all adjournments and postponements thereof) whereby it seeks a vote of the securityholders of the Company for the purpose of considering and approving the Business Combination and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing;

“Effective Date” means the date upon which all of the conditions to the completion of the Business Combination have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of EMC or Uranium One, as the case may be, acting reasonably, or such other date as EMC and Uranium One may agree;

“Effective Time” means 2:00 p.m. (Vancouver time) on the Effective Date;

“EMC Warrants” means all unexercised warrants to acquire common shares of EMC,

a)	issued pursuant to a brokered private placement on April 6, 2006,

b)	issued pursuant to a brokered private placement on April 13, 2006,

c)	issued as agent's compensation on April 6, 2006, and

d)	issued as finder's fee warrants on April 13, 2006.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body;

“Owned Securities” means EMC Common Shares and other securities of EMC, including EMC Convertible Securities and EMC Common Shares issuable upon the exercise of thereof, that are directly or indirectly beneficially owned by the Shareholder or over which control or direction is exercised by the Shareholder directly or indirectly, which as at the date hereof are more particularly set forth in Schedule A, and includes any EMC securities acquired after the date hereof;

“Party” means a party to this Agreement and “Parties” means both parties to this Agreement;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital,

unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government or Governmental Entity, however designated or constituted;

“Resolutions” means the resolution of two-thirds of EMC’s shareholders and EMC’s optionholders voting together as a single class approving the Business Combination and any other resolutions relating to the Business Combination, in each case to be considered at the EMC Meeting;

“Subsidiary” means any body corporate of which EMC, directly or indirectly through its interest in or control over one or more other bodies corporate, is entitled to elect a majority of the directors thereof and for greater certainty shall include any body corporate, over which EMC, directly or indirectly through its interest in or control over one or more other bodies corporate, exercises direction or control or which is in a like relation to EMC;

“Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of, or grant of a power of attorney over, such security or the beneficial ownership thereof, the offer to make or do any of the foregoing and each option, agreement, arrangement, instrument or understanding, whether or not in writing, to effect any of the foregoing;

“Uranium One Common Share” means a common share in the capital of Uranium One;

“Voting Securities” has the meaning ascribed thereto in Section 3.2.

1.2                     Number and Gender

                           Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3                     Interpretation not Affected by Headings

                           The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and the Schedule and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

ARTICLE 2
AGREEMENTS REGARDING BUSINESS COMBINATION

2.1                     Business Combination

                           Uranium One hereby covenants and agrees, subject to the terms and conditions hereof, to use its commercially reasonable efforts to cause the Business Combination to be completed on the terms contemplated in this Agreement and the Combination Agreement.

2.2                     Business Combination Structure

                           Among other things, the Business Combination will provide that each EMC Common Share issued and outstanding immediately prior to the Effective Time will be exchanged for 1.15 Uranium One Common Shares.

ARTICLE 3
AGREEMENTS REGARDING TRANSFER AND VOTING

3.1                     Agreement not to Dispose prior to Business Combination

                           The Shareholder agrees that from and after the date hereof, until the date the Business Combination is completed or the Combination Agreement is terminated, except as contemplated by the following two sentences of this Section 3.1, the Shareholder will not Transfer or agree to Transfer any Owned Securities other than with Uranium One’s prior written consent. The Shareholder may dispose of EMC Common Shares for aggregate gross proceeds of not more than the aggregate exercise price of EMC Warrants owned by the Shareholder and it is confirmed that EMC Common Shares acquired upon the exercise thereof may not be Transferred except pursuant to the provisions of this Agreement. The Shareholder may Transfer any Owned Securities at any time with Uranium One’s consent, provided that, if any Transfer is consented to by Uranium One, it will be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the Shareholder is bound. The Shareholder agrees that, from and after the date hereof, any EMC securities acquired by, or over which beneficial ownership or control or direction becomes directly or indirectly exercised, will also be subject to the provisions of this Agreement and will be considered to be “Owned Securities” for the purposes of this Agreement.

3.2                     Voting in respect of Business Combination

                           The Shareholder agrees that from and after the date hereof until the date the Business Combination is completed or the Combination Agreement is terminated, (i) at such time as the Company conducts a Company Meeting or otherwise seeks approval of any of its securityholders for the purpose of approving the Business Combination, the Shareholder will vote or cause to be voted all Owned Securities over which the Shareholder has direct or indirect voting power and which are entitled to vote at the Company Meeting (the “Voting Securities”) in favour of approving the Business Combination and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing, and (ii) the Shareholder will at any meeting of any of the securityholders of the Company vote or cause to be voted all of the Voting Securities against, and the Shareholder will not consent to or approve, any Acquisition Proposal or any action that would be inconsistent with the obligations of the Company under the Combination Agreement or in respect of the Business Combination. Without limiting the foregoing, it is understood that the obligations under clause (i) and (ii) above will remain applicable in respect of each meeting of securityholders of the Company, and any adjournment thereof, duly called for any of the purposes contemplated by such clauses regardless of the position of the board of directors of the Company as to the Business Combination and/or Resolutions at the time of such meeting, unless the Combination Agreement has been terminated.

3.3                     Proxy in respect of Voting Securities

                           The Shareholder agrees to grant, execute and deliver to EMC (with a copy to Uranium One) at least two (2) Business Days prior to the relevant meeting or adjournment of securityholders of the Company an irrevocable proxy in favour of Uranium One or its nominee (if so directed by Uranium One) in order that all of the Voting Securities are voted in the manner contemplated by Section 3.2.

3.4                     Resale Restrictions under U.S. Securities Laws

                           The Shareholder understands that, due to the Shareholder’s position as a director or officer of EMC prior to the Business Combination, any securities of Uranium One that the Shareholder may receive in the Business Combination (collectively, the “Uranium One Securities”) will be subject to certain restrictions on resale as provided in Rule 145(d) under the U.S. Securities Act of 1933, as amended (the “1933 Act”), which Rule generally provides that any sale or disposition by the Shareholder of any of the Uranium One Securities may only be made in accordance with the provisions of Rule 145(d), pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption thereunder (including the exemption provided by Regulation S under the 1933 Act for offers or sales of securities made outside of the United States). The Shareholder agrees that the Shareholder will not make any sale, transfer or other disposition of the Uranium One Securities in violation of the 1933 Act or the rules and regulations thereunder, and will not sell, transfer, or otherwise dispose of Uranium One Securities issued to the Shareholder in the Business Combination unless (i) such sale, transfer or other disposition has been registered under the 1933 Act; (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 144 under the 1933 Act (to the extent such limitations apply pursuant to Rule 145(d)); (iii) such sale, transfer or other disposition is made in conformity with Regulation S under the 1933 Act or (iv) in the written opinion of counsel, which opinion and counsel will be reasonably acceptable to Uranium One, such sale, transfer or other disposition is otherwise exempt from registration under the 1933 Act. The Shareholder understands that Uranium One is under no obligation to register the sale, transfer or other disposition of the Uranium One Securities by the Shareholder or to take any other action necessary to make compliance with an exemption from registration available.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                     Representations and Warranties of the Shareholder

                           The Shareholder makes the following representations and warranties to Uranium One as an inducement to Uranium One to enter into this Agreement and the Combination Agreement and acknowledges that Uranium One is relying on such representations and warranties in so doing:

(a)

the Shareholder has good and sufficient power, capacity and right to enter into this Agreement and to complete the transactions and perform the Shareholder’s obligations contemplated hereby, this Agreement has been duly executed and delivered by the Shareholder, and this Agreement is a valid and binding agreement of the Shareholder enforceable by Uranium One against the Shareholder in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b)

neither the entering into of this Agreement nor the performance by the Shareholder of any of the Shareholder’s obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Shareholder or any of the Shareholder’s properties or assets are subject, (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which the Shareholder is a party or by which any of its properties or assets are or may become bound, or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on the Shareholder;

(c)

the Owned Securities set forth in Schedule A hereto are all of the EMC Common Shares and EMC Convertible Securities which the Shareholder directly or indirectly beneficially owns, or exercises control or direction, directly or indirectly, over (and neither the Shareholder nor any of its Associates or Affiliates holds or beneficially owns or controls, directly or indirectly, any other securities of EMC);

(d)	the Shareholder has the exclusive right to vote and grant proxies in respect of the Owned Securities as contemplated by this Agreement, and the Owned Securities are not subject to any encumbrance;

(e)

other than as contemplated by this Agreement, the Shareholder is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and has not granted any power of attorney or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind in respect of the Owned Securities;

(f)

none of the Owned Securities held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Shareholder to perform the Shareholder’s obligations with respect to the Owned Securities as set out in this Agreement;

(g)	the Shareholder is not aware of any current discussions between the Company, its Affiliates and/or Associates and any Person with respect to any Acquisition Proposal; and

(h)

the Shareholder will promptly notify Uranium One in writing upon any representation or warranty of the Shareholder contained in this Agreement becoming untrue or upon an obligation of the Shareholder not being complied with in any material respect.

4.2                     Representations and Warranties of Uranium One

                           Uranium One makes the following representations and warranties to the Shareholder as an inducement to the Shareholder to enter into this Agreement and the Combination Agreement and acknowledges that the Shareholder is relying on such representations and warranties in so doing:

(a)

Uranium One is a validly existing corporation continued under the Canada Business Corporations Act, is in good standing, and has all requisite corporate power and authority to own its assets and conduct its business as now owned and conducted.

(b)

Uranium One has good and sufficient power, capacity and right to enter into this Agreement and to complete the transactions and perform its obligations contemplated hereby, this Agreement has been duly executed and delivered by Uranium One, and this Agreement is a valid and binding agreement of Uranium One enforceable by the Shareholder against Uranium One in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

(c)

neither the entering into of this Agreement nor the performance by the Uranium One of any of Uranium One’s obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which Uranium One or any of Uranium One’s properties or assets are subject, (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which Uranium One is a party or by which any of its properties or assets are or may become bound, or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on Uranium One.

ARTICLE 5
COVENANTS OF THE SHAREHOLDER

5.1                     Covenants of the Shareholder Regarding Business the Combination

                           Subject to Section 5.2, in consideration of Uranium One entering into the Combination Agreement and this Agreement, the Shareholder agrees, from and after the date hereof until the termination of this Agreement, that:

(a)

other than in connection with the Business Combination, the Shareholder will not and will not permit its Affiliates or Associates, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise, to (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving EMC and/or its Subsidiaries regarding any Acquisition Proposal or potential Acquisition Proposal; (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal; or (d) cause EMC to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal;

(b)

the Shareholder will not take any steps, directly or indirectly, which may in any way materially and adversely affect the Business Combination or the direct or indirect acquisition by Uranium One of any EMC Common Shares and/or EMC Convertible Securities under the Business Combination or take action of any kind which may reduce the likelihood of success or completion of the Business Combination, including, any action or inaction to initiate, encourage, assist or participate in proposals or offers from any Person or group of Persons in connection with an Acquisition Proposal or any other transaction which interferes, by delay or otherwise, with the Business Combination;

(c)

the Shareholder will promptly notify Uranium One in writing upon receipt of any expression of interest, inquiry, proposal or offer from any Person relating to an Acquisition Proposal and will disclose to Uranium One the relevant details thereof of which the Shareholder has knowledge;

(d)	the Shareholder will not exercise any rights of dissent which may be available to the Shareholder under applicable Laws in connection with the Business Combination;

(e)	the Shareholder will forthwith notify Uranium One upon the acquisition of any additional EMC securities;

(f)	the Shareholder will take all action necessary to permit the voting of the Voting Securities in accordance with the terms of this Agreement; and

(g)

the Shareholder will promptly notify Uranium One in writing upon any representation or warranty of the Shareholder contained in this Agreement becoming untrue or upon an obligation of the Shareholder not being complied with in any material respect.

5.2                     Exceptions

                           Nothing in Section 5.1 will prevent the Shareholder, if the Shareholder is a director or officer of EMC and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of the Company, if such action is required in order for the Shareholder to fulfil his or her fiduciary duty as a director and/or officer of EMC and provided that the board of directors of EMC has first obtained the written advice of legal counsel that such action is required by applicable Laws.

ARTICLE 6
TERMINATION

6.1                     Termination

                           This Agreement shall terminate on the earliest to occur of the following:

(a)	at the Effective Time;

(b)	the date upon which Uranium One and the Shareholder mutually agree in writing to terminate this Agreement or Uranium One terminates this Agreement in its sole discretion; or

(c)	the date of termination of the Combination Agreement.

The obligations of the Parties under Section 7.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 7
GENERAL

7.1                     Disclosure

                           No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Business Combination, Uranium One or the business and affairs of the Company, will be made by the Shareholder without the prior written consent of Uranium One, except to the extent required by applicable Laws.

7.2                     Assignment

                           Uranium One may assign its rights under this Agreement to any of its Affiliates. This Agreement will not be assignable by the Shareholder hereto without the prior written consent of Uranium One. This Agreement will be binding upon and will enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

7.3                     Expenses

                           All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such expenses, provided that in the case of the Shareholder, such expenses shall be paid by the Company.

7.4                     Damage Provisions

                           The Shareholder acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in respect of the Business Combination and that Uranium One would not contemplate entering into the Combination Agreement and participating in the Business Combination unless this Agreement was executed, and that a breach by the Shareholder of any covenant or other obligation contained in this Agreement will cause Uranium One to sustain irreparable and immediate harm and injury for which Uranium One would not have an adequate remedy at law for monetary damages and for which Uranium One could not be made whole by monetary damages. It is accordingly agreed that in the event of any breach hereof by the Shareholder, (i) Uranium One will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to the remedy of specific performance of this Agreement and/or preliminary or permanent injunctive and other equitable relief, (ii) the Shareholder will waive, in any action for specific performance, injunctive relief and/or any other equitable remedy, the defence of adequacy of a remedy at law, and (iii) the Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

7.5                     Exercise of Rights

                           All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by any Party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, will not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

7.6                     Time

                           Time shall be of the essence of this Agreement.

7.7                     Notice

                           Any notice, demand or other communication required or permitted to be given or made hereunder will be in writing and will be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

(a)	the Shareholder, addressed at the address set forth in Schedule A;

(b)	Uranium One, addressed as follows:

sxr Uranium One Inc. Suite 1610 - 390 Bay Street Toronto, Ontario, M5H 2Y2

Attention: Neal Froneman, Chief Executive Officer Facsimile: (416) 363-6806

with a copy (which will not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 3600, Toronto Dominion Bank Tower
Toronto-Dominion Centre
66 Wellington Street West
Toronto, Ontario M5K 1N6

Attention:           John S.M. Turner
Facsimile:             (416) 364-7813

                           Any notice, demand or other communication so given will be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Party hereto given in the manner aforesaid.

7.8                     Governing Law

                           This Agreement and the rights and obligations of the Parties hereto will be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

7.9                     Entire Agreement

                           This Agreement, together with the Combination Agreement, will constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Uranium One on the one hand and the Shareholder on the other hand, other than as expressly set forth in this Agreement.

7.10                    Further Assurances

                           Each Party hereto will, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.11                    Amendment and Waiver

                           No modification of or amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.12                    Counterparts

                           This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument, and may be delivered by any Party by facsimile.

7.13                    Severability

                                If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

7.14                     Independent Legal Advice

                           The Shareholder acknowledges that:

(a)	the Shareholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)

the Shareholder has been advised to seek independent legal advice with respect to the Shareholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	the Shareholder is entering into this Agreement voluntarily.

                           IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
)
)
Witness Name:	)	Name:

SXR URANIUM ONE INC.

By: _________________________________________
Name:
Title:

SCHEDULE A
OWNED SECURITIES

                           The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction directly or indirectly (please provide the details of any indirect ownership).

Name of Shareholder, Address and Facsimile Number	Number of EMC Common Shares	Number of EMC Options	Number of EMC Warrants

SCHEDULE H
APPROPRIATE REGULATORY APPROVALS

Approvals to be obtained by EMC:

1.	The Exon-Florio Filing shall have been made and the review period and any extension thereof shall have terminated.

2.	To the extent applicable, the Parties shall have complied with the HSR Act and the applicable waiting periods thereunder shall have expired or been terminated.

3.	To the extent applicable, the Parties shall have complied with Part IX of the Competition Act (Canada) and the applicable waiting periods thereunder shall have expired or been waived or terminated.

Approvals to be obtained by Uranium One:

1.	Conditional acceptance of the Arrangement by the TSX.

2.	Acceptance by the JSE of the Arrangement.

3.	The Exon-Florio Filing shall have been made and the review period and any extension thereof shall have terminated.

4.	To the extent applicable, the Parties shall have complied with the HSR Act and the applicable waiting periods thereunder shall have expired or been terminated.

5.	To the extent applicable, the Parties shall have complied with Part IX of the Competition Act (Canada) and the applicable waiting periods thereunder shall have expired or been waived or terminated.

SCHEDULE “I”
PLAN OF ARRANGEMENT

UNDER SECTION 288 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                     Definitions. In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities;

“Arrangement” means an arrangement involving Uranium One and EMC to be effected under the provisions of section 288 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereto or made at the discretion of the Court in the Final Order;

“BCBCA” means the Business Corporations Act (British Columbia), as amended and the regulations thereunder.

“Business Day” means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa or Vancouver, British Columbia, Canada.

“Combination Agreement” means the combination agreement made as of the 3rd day of June, 2007, between Uranium One and EMC;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services at its principal offices in the cities of Vancouver and Toronto;

“Dissent Rights” has the meaning set out in Section 4.1 hereof;

“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of EMC or Uranium One, as the case may be, acting reasonably, or such other date as EMC and Uranium One may agree;

“Effective Time” means 2:00 p.m. (Vancouver time) on the Effective Date;

“EMC” means Energy Metals Corporation, a body corporate existing under the laws of the Province of British Columbia;

“EMC Circular” means the management information circular of EMC prepared in respect of the EMC Meeting;

“EMC Common Share” means a common share in the capital of EMC;

“EMC Meeting” means the special meeting of the EMC Securityholders, including any and all adjournments and postponements thereof, called for the purpose of considering and, if thought fit, approving the EMC Resolution;

“EMC Options” means all stock options to acquire common shares of EMC, outstanding immediately prior to the Effective Time, whether vested or unvested,

(d)	issued pursuant to its Amended and Restated Stock Option Plan dated for reference December 11, 2003, as amended November 22, 2004, November 17, 2005, April 11, 2006 and June 9, 2006, and

(e)

originally issued by Quincy Energy Corp. (formerly Quincy Gold Corp.) as options to purchase stock of Quincy Energy Corp., and assumed by EMC pursuant to an agreement and plan of merger between EMC and Quincy Energy Corp. dated as of March 9, 2006, as amended April 5, 2006 and June 28, 2006, and continuing to be governed by the terms of the Quincy Gold Corp. Amended 2003 Key Employee Stock Option Plan

“EMC Resolution” means the resolution of the EMC Securityholders, voting as a single class at the EMC Meeting, to be passed by a two-thirds majority of votes cast, approving the Arrangement as required by Applicable Laws, to be substantially in the form and content of Schedule 1.1(b) to the Combination Agreement;

“EMC Optionholders” means the holders of EMC Options;

“EMC Securityholders” means collectively the EMC Shareholders and the EMC Optionholders;

“EMC Shareholders” means the Holders of EMC Common Shares;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by such court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank,

court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” means a registered holder of EMC Common Shares immediately prior to the Effective Time or any person who surrenders to the Depository certificates representing such EMC Common Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

“Interim Order” means the interim order of the Court, which will provide: (i) notice is to be provided in respect of the Arrangement and the EMC Meeting and for the manner in which such notice is to be provided; (ii) that the requisite approval for the EMC Resolution will be two-thirds of the votes cast on the EMC Resolution by EMC Securityholders, voting together as a single class, present in person or by proxy at the EMC Meeting and entitled to vote thereat; (iii) that, in all other respects, the terms, restrictions and conditions of the articles of EMC, including quorum requirements and all other matters, and the provisions of Applicable Laws will apply in respect of the EMC Meeting; and (iv) the grant of dissent rights required;

“ITA” means the Income Tax Act (Canada), as amended;

 “Letter of Transmittal” means the letter of transmittal forwarded by EMC to the EMC Securityholders together with the EMC Circular;

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government entity, however designated or constituted.

“Plan of Arrangement”, “hereof”, “hereunder” and similar expressions mean this Plan of Arrangement including the recitals and appendices hereto and any amendments thereof, and not any particular Article, Section or other part hereof and include any amendment agreement or instrument supplementary or ancillary hereto.

“Replacement Options” has the meaning ascribed thereto in section 2.2(c);

“Uranium One” means sxr Uranium One Inc., a body corporate incorporated under the laws of Canada; and

“Uranium One Common Share” means a common share in the capital stock of Uranium One.

1.2                     Number, Gender and Persons. In this Plan of Arrangement, unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include natural persons, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.3                     Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4                     Date for Any Action. In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day. 1.5 Statutory References. Any reference in this Plan of Arrangement to a statute includes all published rules and regulations made thereunder, all amendments to such statute or the published rules and regulations made thereunder in force from time to time and any statute, published rule or regulation that supplements or supersedes such statute or the rules or regulations made thereunder.

1.6                     Payments. Any payments to be made hereunder shall be made without interest.

ARTICLE 2
ARRANGEMENT

2.1                     Binding Effect. This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on EMC, Uranium One and on all of the EMC Securityholders.

2.2                     Events Sequential. At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

all issued and outstanding EMC Common Shares (other than EMC Common Shares in respect of which the Holder has duly and validly exercised his Dissent Rights and in respect of which the Holder is ultimately entitled to be paid the fair value thereof, and other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) shall be and be deemed to be transferred to Uranium One (free of any claims or encumbrances) and the Holders thereof shall be entitled to receive from Uranium One in exchange for each such EMC Common Share, subject to Section 3.3, 1.15 of a Uranium One Common Share;

(b)	with respect to each EMC Common Share to which paragraph 2.2(a)applies:

	(i)	the Holder thereof shall cease to be a Holder of such share and such Holder’s name shall be deemed to be removed from the central securities register of EMC as of the Effective Time; and

	(ii)	Uranium One shall be and be deemed to be the transferee of such EMC Common Share (free of any claims or encumbrances) and shall be deemed to be entered in the central securities register of EMC as the Holder thereof; and

(c)

each EMC Option outstanding immediately prior to the Effective Time will be exchanged for an option granted by Uranium One (a “Replacement Option”) to purchase that number of Uranium One Common Shares that is equal to the number of EMC Common Shares that would otherwise have been issuable upon the exercise of such EMC Option immediately prior to the Effective Time multiplied by 1.15 at an exercise price per Uranium One Common Share equal to the exercise price per EMC Common Share of such EMC Option immediately prior to the Effective Time divided by 1.15, provided that (A) if the foregoing calculation results in a Replacement Option being exercisable for a number of Uranium One Common Shares that includes a fraction of a Uranium One Common Share, then the number of Uranium One Common Shares subject to such Replacement Option shall be rounded down to the next whole number of Uranium One Common Shares, (B) if the aggregate exercise price payable to acquire the Uranium One Common Shares under the Replacement Option includes a fraction of a cent, then such aggregate exercise price under such Replacement Option shall be rounded up to the next whole cent, and (C) all other terms and conditions of such Replacement Option, including as to vesting and expiry, will be the same as the terms of the EMC Option exchanged therefor.

ARTICLE 3
CERTIFICATES, PAYMENTS AND FRACTIONS

3.1                     Delivery of Consideration.

(a)

At or promptly after the Effective Date, Uranium One will deposit with the Depositary a certificate representing the Uranium One Common Shares payable and issuable in accordance with the provisions of Article 2 hereof. Subject to Section 3.5, on and after the Effective Time, certificates formerly representing EMC Common Shares prior to the Effective Time (other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 3.

(b)

As soon as practicable after the Effective Date, upon the Holder depositing with the Depositary certificates representing EMC Common Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Uranium One shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Uranium One Common Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

(c)

At the Effective Time, each and every certificate, document, agreement or other instrument, if any, formerly representing the EMC Options shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. Each EMC Optionholder shall be entitled to receive instruments representing the Replacement Options to which each such EMC Optionholder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date and Uranium One shall register and make available, or send by first class mail, instruments representing the Replacement Options to the last address of each former holder of EMC Options as shown on the books and records of EMC.

3.2                     Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made effective after the Effective Time with respect to Uranium One Common Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate unless or until the Holder surrenders such certificate in accordance with Section 3.1. Subject to Applicable Laws, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at an appropriate payment date), there shall be paid to the Holder, without interest:

(a)	the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to the Uranium One Common Shares to which such Holder is entitled;

(b)

on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to the Uranium One Common Shares.

3.3                     No Fractional Shares. No fractional Uranium One Common Shares will be issued to Holders of EMC Common Shares in connection with the Arrangement. If a Holder of EMC Common Shares is entitled to receive a fractional Uranium One Common Share, the number of Uranium One Common Shares issuable to such Holder under the Arrangement will be rounded down to the nearest whole number of Uranium One Common Shares such Holder is entitled to receive under the Arrangement.

3.4                     Lost Certificates. If any certificate which immediately prior to the Effective Time represented outstanding EMC Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Uranium One Common Shares payable in respect thereof. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Uranium One Common Shares to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Uranium One in such sum as Uranium One may reasonably direct or otherwise indemnify Uranium One, EMC and the Depositary in a manner satisfactory to them against any claim that may be made against EMC, Uranium One or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

3.5                     Unclaimed Certificates. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding EMC Common Shares (other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) that has not been surrendered with all other documents and instruments required by Article 3 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against EMC or Uranium One and the right of such Holder to receive Uranium One Common Shares, shall, on the sixth anniversary of the Effective Date, be deemed to have been surrendered and forfeited to Uranium One, together with all entitlements to dividends, distributions and any interest thereon held for such former Holder, for no consideration.

3.6                     Withholding Rights. Uranium One and the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of EMC Common Shares or any holder of the EMC Options pursuant to Section 2.2 hereof, such amounts as Uranium One or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 4
RIGHTS OF DISSENT

4.1                     Dissenting EMC Shareholders. EMC Shareholders may exercise rights of dissent with respect to EMC Common Shares held by them pursuant to and in the manner set forth in the Interim Order or the Final Order (“Dissent Rights”). EMC Shareholders who exercise such rights to dissent (“Dissenting Shareholders”) and who:

(a)

are ultimately entitled to be paid fair value for their EMC Common Shares in respect of which they dissent shall be deemed to have transferred such shares (free of any claims or encumbrances) to EMC for cancellation contemporaneously with the completion of the step described in Section 2.2(a); or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their EMC Common Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting EMC Shareholder and shall be entitled to receive only the Uranium One Common Shares that such non-dissenting EMC Shareholders are entitled to receive, on the basis set forth in Section 2.2.

4.2                     Recognition of Dissenting Shareholders. Neither EMC, Uranium One nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of EMC Common Shares at or after the Effective Time, and at the Effective

Time the names of such Dissenting Shareholders shall be deleted from the central securities register of EMC.

ARTICLE 5
GENERAL

5.1                     Plan of Arrangement Amendment. EMC and Uranium One reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is: (i) agreed to by Uranium One and EMC pursuant to the Combination Agreement, (ii) filed with the Court and, if made following the EMC Meeting, approved by the Court, and (iii) communicated to the EMC Securityholders if and as required by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EMC or Uranium One at any time prior to or at the EMC Meeting with or without any other prior notice or communication and, if so proposed and accepted by a two-thirds majority of the votes cast at the EMC Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the EMC Meeting shall be effective only if it is consented to by EMC and Uranium One and if required by the Court, consented to by EMC Securityholders voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Uranium One and EMC following the Effective Date without the approval of the EMC Securityholders, provided that it concerns a matter which, in the reasonable opinion of Uranium One and EMC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any EMC Securityholder.

5.2                     Paramountcy. From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all securities issued by EMC prior to the Effective Time, (ii) the rights and obligations of the EMC Securityholders in respect of their former EMC security holdings shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of EMC shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.3                     Termination. At any time up until the time the Final Order is made, Uranium One and EMC may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the EMC Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Combination Agreement in accordance with its terms.

SCHEDULE “J”
FORM OF EMC RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Energy Metals Corporation (“EMC”), the holders of the common shares (“Common Shares”) of EMC, the holders of options to purchase Common Shares, and sxr Uranium One Inc. (“Uranium One”), as more particularly described and set forth in the management information circular (the “Circular”) of EMC dated <*>, 2007, is hereby authorized, approved and adopted.

2.

The plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Plan of Arrangement”) involving EMC and Uranium One, included as Schedule “I” to the Combination Agreement (as defined below), is hereby authorized, approved and adopted.

3.

The combination agreement (as the same may be, or may have been, amended, modified or supplemented, the “Combination Agreement”) dated June 3, 2007 between Uranium One and EMC, included as Schedule <*> to the Circular, the actions of the directors of EMC in approving the Arrangement and Combination Agreement and the actions of the directors of EMC in executing and delivering the Combination Agreement and causing the performance by EMC of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4.

Notwithstanding (i) that this special resolution has been approved (and the Arrangement adopted) by the shareholders and optionholders of EMC in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of EMC are hereby authorized and empowered without further notice to, or approval of, the shareholders and optionholders of EMC, (A) to amend the Combination Agreement or the Plan of Arrangement, to the extent permitted by the Combination Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Combination Agreement, to determine not to proceed with the Arrangement at any time prior to the effective time of the Arrangement.

5.

Any one officer or director of EMC is hereby authorized and directed for and on behalf of EMC to execute or cause to be executed, under the seal of EMC or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “K”
EMC MAJOR PROJECTS

I.      COLORADO

          A.      Coyote Basin

Mining Claims
County	Claims	Total	Lead MC Nos.
Moffat	MO	217	CMC258972
Moffat/ Rio Blanco	RO	110	CMC258711

Leases
County	Lease No.	Lessor	Property
Moffat	UR-3321	Colorado	T.3N.,R.97W. Sec. 16: All

          B.      Hansen

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Fremont	Option Agreement	03/18/05	NZ Uranium LLC	Quincy Gold Corp.	T.17N.,R73W. Sections 21, 22, 27, 28,

II.     NEW MEXICO

          A.      McKinley

Leases
County	Lease No.	Lessor	Property
McKinley	HG-0096	New Mexico	T.19N.,R.11W. Sec. 32: All
McKinley	HG-0069	New Mexico	T.12N.,R.3W. Sec. 16: All

Agreements
County	Instrument	Date	Party 1	Party 2	Property
McKinley	Option Agreement	03/18/05 Amended: 06/20/05 09/14/05	NZ Uranium LLC	Quincy Gold Corp	T.16N., R.13W.
Sections 5,13

T.15N.,R.12W.
Section 33

T.15N.,R.13W.
Sections 5, 19, 21, 25, 27

T.15N.,R.14W.
Section 3

T.16N.,R.14W.
Sections 1, 3, 25, 27, 35

T.16N.,R.15W.
Sections 3, 5, 7

T.17N.,R.12W.
Sections 23, 35, 33
(SE/4)

          B.      Hosta Butte

Agreements
County	Instrument	Date	Party 1	Party 2	Property
McKinley	Option Agreement	03/18/05 Amended: 06/20/05 09/14/05	NZ Uranium LLC	Quincy Gold Corp.	T.16N.,R.13W. Sections 3, 9, 11

          C.      Crown Point

Agreements
County	Instrument	Date	Party 1	Party 2	Property
McKinley	Option Agreement	05/12/05 Amended: 09/14/05	NZ Uranium LLC	Quincy Gold Corp.	T.17N.,R.12W. Sec. 19: All Sec. 29: W/2 T.17N.,R.13W. Sec. 24: N/2NE/4SE/4, N/2SE/4NE/4SE/4, SW/4NE/4SE/4, N/2NW/4SE/4SE/4, S/2SE/4SE/4, W/2SE/4

III.     OREGON

          A.           Aurora

Mining Claims
County	Claims	Total	Lead MC Nos.
Malheur	New-U	34	ORMC160405

IV.     TEXAS

          A.      Hobson

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Karnes	Plant Site Surface Lease		James David Kruciak & Mary Catherine Flori	South Texas Mining Venture LLP	Hobson Plant Metes and Bounds
Karnes	In-Situ Solution Mining Lease	12/15/77	Anton J. Moczygemba, Mary Moczygemba,	Everest Resource Company	A tract of land containing 156 acres out of a part of the Erasmo Sequin Grant, Abstract No. 10, Karnes County Metes and Bounds
Karnes					Waste Disposal Well (WPW-134) Metes and Bounds

          B.      La Palangana

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Karnes	In-Situ Uranium Mining Lease	03/24/05	La Plangana Ranch Management, LLC	Everest Resource Company. KDH Operations	Palangana Properties 3100.64 Acres Metes and Bounds

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Karnes	In-Situ Uranium Mining Lease	01/14/05	Zulema DeHoyos,
Trustee of the
Zulema G. DeHoyos
Living Trust
Zulema DeHoyos
Delia DeHoyos
O’Keefe
Alvaro DeHoyos
Mark DeHoyos
Rodolo DeHoyos
Laura DeHoyos
McWhorter
Dolores DeHoyos
Hyde
Fernando DeHoyos
Marlena L.
DeHoyos Garza
				Everest Resource Company	Palangana Properties 3100.64 Acres Metes and Bounds
Karnes	Solution Mining Lease	09/01/05	Alvaro de Hoyos and Dolores Hyde individually and as Trustees under the Last Will and Testament of Luis de Hoyos	Everest Resource Company	Palangana Properties 3100.64 Acres Metes and Bounds

V.      UTAH

          A.      Frank M.

Mining Claims
County	Claims	Total	Lead MC Nos.
Garfield	Staal	13	UMC371508

Leases
County	Lease No.	Lessor	Property
Garfield	ML 48871	Utah	T.35S.,R.11E. Sec. 2: All
Garfield	ML 48872	Utah	T.34S.,R.11E. Sec. 32: All

          B.      Congress

Mining Claims
County	Claims	Total	Lead MC Nos.
Garfield	Congress	69	UMC373483

Leases
County	Lease No.	Lessor	Property
Garfield	ML 50506	Utah	T.32S.,R.12E. Sec. 32: All
Garfield	ML 49706	Utah	T.33S.,R.11E. Sec. 2: All

               C.      Velvet

Mining Claims
County	Claims	Total	Lead MC Nos.
San Juan	UT	54	UMC371632

VI.	WYOMING

A. Allemand Ross

Mining Claims
County	Claims	Total	Lead MC Nos
Converse	AF	18	WMC273781
Converse	BEAR	63	WMC278535
Converse	AR	101	WMC263644
Converse	HPU	16	WMC263718

Leases
County	Lease No.	Lessor	Property
Converse	0-40983	Wyoming	T.39N.,R.75W. Sec. 24: S/2SW/4 Sec. 25: W/2NW/4 Sec. 36: All
Converse	0-40987	Wyoming	T.38N.,R.75W. Sec. 13: S/2NE/4, NW/4SE/4 Sec. 16: All
Converse	0-41004	Wyoming	T.38N.,R.74W. Sec. 5: Lots 1, 2, S/2NE/4 Sec. 18: SW/4NW/4

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Converse	Uranium and Mineral Lease and Surface Damage Agreement	07/22/05	SpearheadLand and Livestock Limited Partnership, Frank N. Moore	High Plains Uranium, Inc.	T.39N.,R.74W. Sec. 18: Lot 2, NE4SW4, N2SE4, W/2NE/4, E/2NW/4 T.39N.,R.74W. Sec. 18:Lot 2, W2NE4, NE4SW4, N2SE4, E/2NW/4 T.39N.,R.74W. Sec. 18:Lots 1, 3 T.39N.,R.75W. Sec. 13: NE4, N/2SE/4
Converse	Uranium and Mineral Lease	09/14/06	Kerri J. Paddock	High Plains Uranium, Inc.	T.38N.,R.74W. Sec. 8: Lots 15, 16 Sec. 9: Lots 9, 10, 11, 12, 13, 14, 15, 16 Sec. 17: Lots 5, 6, 7, 8, 9, 10, 11, 16 Sec.18: Lots 5, 6
Converse	Uranium and Mineral Lease	09/02/05	Betty A. Bolley, James R. Bolley Trustees Bolley Living Trust	High Plains Uranium, Inc.	T.39N.,R.74W. Sec. 7: Lot 3, 4, SE4SW4, SW4SE4 T.39N.,R.75W. Sec. 12: SE4
Converse	Surface Use and Damage Agreement	07/25/06	Bart C. Byrd, Gay Lynn Byrd as leaseholders of the Donna S. Allemand Family Trust	High Plains Uranium, Inc.	T.38N.,R75W.

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Converse	Surface Use and Damage Agreement	05/17/05	Bart C. Byrd, Gay Lynn Byrd as leaseholders of the Donna S. Allemand Family Trust	High Plains Uranium, Inc.	T. 38N.,R.74W.
Sec. 4: Lots 5, 6, 7, 8, 10,
11, 14, 15
Sec. 5: Lots 9, 10, 11, 13,
14, 15, 16
Sec. 6: Lots 18, 19, 21
Sec. 7: Lots 6, 9, 14, 16,
17
Sec. 8: Lot 4

T.39N.,R.74W.
Sec. 29: W2W2
Sec. 30: E2E2
Sec. 32: N2

T.39N.,R.75W.
Sec. 25: S2NE4, W2SW4,
NE4SW4, NW4SE4,
E2SE4

T.38N.,R.74W.
Sec. 4: Lots 9, 16, 17, 18
Sec. 5: Lots 5, 6, 7, 8, 12
Sec. 6: Lots 8, 9, 14, 15
Sec. 7: Lots 5, 10, 11,
NW4NE4
Sec. 8: Lots 2, 3, 5

T.39N.,R74W.
Sec. 33: S2SW4

Converse	Uranium and Mineral Lease	05/10/06	Helen B. Allemand Trust, created by Irrevocable Trust Indenture dated December 8, 1990, L. Raymond Allemand, as Trustee	High Plains Uranium, Inc.	T.38N.,R.74W.
Sec. 4: Lots 5, 6, 7, 8, 10,
11, 14, 15
Sec. 5: Lots 9, 10, 11, 13,
14, 15, 16
Sec. 6: Lots 18, 19, 21
Sec. 7: Lots 6, 9, 14, 16,
17
Sec. 8: Lot 4

T.38N.,R.75W.
Sec. 12: E2

T.39N.,R.74W.
Sec. 29: W2W2
Sec. 30: E2E2
Sec. 32: N2

T.39N.,R.75W.
Sec. 25: S2NE4, W2SW4,
NE4SW4, NW4SE4,
E2SE4

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Converse	Uranium and	12/31/05	James M. Darby	High Plains	T.39N.,R.74W.
	Mineral Lease			Uranium, Inc.	Sec. 18: Lot 2, W2NE4, E2NW4, NE4SW4, N2SE4
Converse	Surface Use and Damage Agreement	08/17/06	Joe Patterson Ranch Corporation	High Plains Uranium, Inc.	T.38N.,R.74W. Sec. 7: Lots 12, 13, 18, 19 Sec. 8: Lots 11, 12, 13, 14 Sec. 9: Lots 1, 2, 3, 4, 5, 6, 7, 8 Sec. 17: Lots 12, 13, 14, 15
Converse	Uranium and Mineral Lease and Surface and Damage Agreement	03/15/05	Ogalalla Mineral Trust, a Trust Indenture dated March 15, 1984, Frank Moore, Vern Moore and Vicki Moore Tillard as Trustees, Spearhead Land and Licestock, LP	High Plains Uranium, Inc.	T.39N.,R.74W.
Sec. 7: Lots 3, 4,
SE4SW4, SW4SE4
Sec. 18: Lot 4, E2NE4,
SE4SW4
Sec. 19: Lots 1, 2

T.39N.,R.75W.
Sec. 12: SE4
Sec. 24: N2

T.39N.,R.74W.
Sec. 7: Lots 1, 2, NE4,
E2NW4, NE4SW4,
N2SE4, SE4SE4
Sec. 18: S2SE4
Sec. 19: Lots 3, 4,
E2NW4, E2SW4, SE4

T.39.,R.75W.
Sec. 13: SW4, S2SE4
Sec. 24: N2SW4

T.39N.,R.74W.
Sec. 7: Lot 3, 4, SE4SW4,
SW4SE4
Sec. 18: Lot 4, E2NE4,
SE4SW4
Sec. 19: Lots 1, 2

T.39N., R.75W.
Sec. 12: SE4
Sec. 24: N2

          B.      Antelope

Mining Claims
County	Claims	Total	Lead MC Nos
Sweetwater	AB	76	WMC260733
Sweetwater	KM	23	WMC261721
Sweetwater	KME	12	WMC261729

Mining Claims
County	Claims	Total	Lead MC Nos
Sweetwater	ZD	14	WMC275019

          C.      Cyclone Rim

Mining Claims
County	Claims	Total	Lead MC Nos
Fremont/ Sweetwater	AC	184	WMC263294
Fremont	RM	26	WMC261743

          D.      Jab

Mining Claims
County	Claims	Total	Lead MC Nos
Fremont/ Sweetwater	WY	115	WMC260589

          E.      Moore Ranch

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell	SD	76	WMC262680

Leases
County	Lease No.	Lessor	Property
Campbell	0-40887	Wyoming	T.42N.,R.75W. Sec. 16: SE/4 Sec. 35: SW/4SE/4
Campbell	0-40892	Wyoming	T.41N.,R.75W. Sec. 3: SW/4SW/4 Sec. 4: SE/4SE/4 Sec. 9: NE/4NE/4 Sec. 10 NW/4NW/4:
Campbell	0-41002	Wyoming	T.42N.,R.74W. Sec. 24: l SW/4SE/4 Sec. 31: Lots 3, 4, E/2SW/4
Campbell	0-41007	Wyoming	T.42N.,R.75W. Sec. 14: NE/4SE/4 Sec. 16: SW/4, N/2 Sec. 36: All

          F.      Taylor Ranch

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell/Johnson	IR	76	WMC272400

Leases
County	Lease No.	Lessor	Property
Campbell	0-41380	Wyoming	T.41N.,R.76W.
Sec. 17: SE/4SE/4

          G.      Willow Creek

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell	CC	51	WMC264511

          H.      Pumpkin Creek

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell	CA	65	WMC264428

Leases
County	Lease No.	Lessor	Property
Campbell	0-40925	Wyoming	T.44N.,R.75W.
Sec. 16: All

          I.      Niles Ranch

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell	GIL	46	WMC268034

          J.      Reno Creek

Mining Claims
County	Claims	Total	Lead MC Nos
Campbell	CG	24	WMC264625

          K.      Nine Mile

Mining Claims
County	Claims	Total	Lead MC Nos
Natrona	BB	151	WMC262746

Leases
County	Lease No.	Lessor	Property
Natrona	0-41022	Wyoming	T.35N.,R.79W. Sec. 16: N/2
Natrona	0-40883	Wyoming	T.35N.,R.79W. Sec. 16: S/2

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Natrona	Mineral Lease	08/11/06	Brooks Asset Management LLC	Energy Metals Corporation (US)	T.35N.,R.79W. Sec. 9: E/2 Sec. 10: E/2 Sec. 14: W/2 Sec. 22: S/2 Sec. 26: NW/4SW/4 Sec. 28: E/2
Natrona	Mineral Lease & Surface Use Agreement	10/28/05 Amended: 10/28/06	John Buckingham, Jessie Buckingham	Energy Metals Corporation (US)	T.34N.,R.79W. Sec. 3: Lots1,2, 3, 4, SW/4NW/4, S/2SW/4, N/2S/2, SE/4SE/4, S/2NE/4, SE/4NW/4 Sec. 4: Lot 1, 2, S/2NE/4, SE/4 Sec. 10: N/2 T.35N.,R.79W. Sec. 34: S/2S/2
Natrona	Surface Use Agreement	07/31/06	Larry Kilwein	Energy Metals Corporation (US)	T.35N.,R.79W. Sec. 21: Part of SW/4SW/4 Sec. 28: W/2W/2, E/2W/2 – less Highway

          L.      Peterson

Mining Claims
County	Claims	Total	Lead MC Nos
Converse	GL	38	WMC263847
Converse	L	12	WMC263954
Converse	PAR	89	WMC261567

Leases
County	Lease No.	Lessor	Property
Converse	0-40891	Wyoming	T.34N.,R.73W. Sec. 36: All
Converse	0-41554	Wyoming	T.34N.,R.72W. Sec. 12: SE/4 Sec. 14: SW/4 Sec. 16: All

Agreements
County	Instrument	Date	Party 1	Party 2	Property
Converse	Surface Use, Exploration & Development Agreement	10/20/04 Amended: 07/19/06	Richard K. Lisco, Barbara C. Lisco, Carroll J. Lisco and Evelyn Jean Lisco	Clan Resources Ltd. Energy Corporation Metals (US) (Amendment Party)	T.34N.,R.73W.
Sec. 14: S/2SE/4,
NE/4SE/4
Sec. 21: E/2
Sec. 22: E/2NW/4,
N/2NE/4
Sec. 23: All
Sec. 24: W/2,
NW/4NE/4
Sec. 25: SW/4, NW/4,
SE/4, S/2NE/4
Sec. 26: N/2, S/2
Sec. 27: S/2, S/2N/2
Sec. 28: E/2
Sec. 34: All
Sec. 35: All

T.33N.,R.73W.
Sec. 1: NW/4
Sec. 2: N/2
Sec. 3: N/2